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Filed pursuant to Rule 424(b)(4)
Commission File No. 333-132504

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 17, 2006)

19,400,000 Shares

Class A Common Stock

        The selling stockholders are offering 19,400,000 shares of Class A common stock. We will not receive any proceeds from the sale of the Class A common stock.

        Our Class A common stock trades on the Nasdaq National Market under the symbol "TWTC." On March 23, 2006, the reported last sale price of our Class A common stock on the Nasdaq National Market was $14.62 per share.

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page S-5.

PRICE $14.62 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$14.62	$0.62135	$13.99865
Total	$283,628,000	$12,054,190	$271,573,810

        The selling stockholders have granted the underwriters the right to purchase up to an additional 2,910,000 shares to cover over-allotments.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on March 29, 2006.

Deutsche Bank Securities	Morgan Stanley Deal Coordinator	JPMorgan

Wachovia Securities

March 23, 2006

PROSPECTUS SUPPLEMENT

Presentation of Information
Summary
Risk Factors
Capitalization
Use of Proceeds
Price Range of Common Stock
Dividend Policy
Business
Principal and Selling Stockholders
Description of Capital Stock
Underwriting
Legal Matters
Experts
Where You Can Find More Information
PROSPECTUS

About this Prospectus
Where You Can Find More Information
Forward-Looking Statements
The Company
Risk Factors
Use of Proceeds
Ratio of Earnings to Fixed Charges
Dividend Policy
Description of Debt Securities
Description of Capital Stock
Description of Securities Warrants
Legal Matters
Experts

        You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This document may be used only where it is legal to sell these securities. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement. Also, you should not assume that there has been no change in the affairs of Time Warner Telecom since the date of this prospectus supplement.

        We have not taken any action to permit a public offering of the Class A common stock outside the United States or to permit the possession or distribution of this prospectus supplement and the accompanying prospectus outside the United States. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A common stock and the distribution of this prospectus supplement and the accompanying prospectus outside of the United States.

        In this prospectus supplement and the accompanying prospectus, we use the terms "Time Warner Telecom," "we," "us" and "our" to refer to Time Warner Telecom Inc., its subsidiary Time Warner Telecom Holdings Inc. and its subsidiaries.

i

PRESENTATION OF INFORMATION

        These offering materials consist of two documents: (1) this prospectus supplement, which describes the terms of the Class A common stock that the selling stockholders are currently offering, and (2) the accompanying prospectus, which provides general information about our securities, some of which may not apply to the Class A common stock that the selling stockholders are currently offering. The information in this prospectus supplement replaces any inconsistent information included in the accompanying prospectus.

        At varying places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of the documents for additional information by indicating the caption heading of the other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the Table of Contents on the preceding page. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the prospectus, unless otherwise stated.

        This prospectus supplement and the accompanying prospectus and the documents incorporated by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which represent our management's beliefs and assumptions concerning future events. When used in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations and beliefs, intentions or future strategies that are signified by the words "expects," "plans," "anticipates," "intends" and "believes" or similar language. All forward-looking statements are based upon information available to us on the date such statements are made. We undertake no obligation to update or revise any forward-looking statement after the date of this prospectus supplement, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to a number of factors that could cause actual results to differ materially from our expectations. Additional information concerning these and other factors is contained in this prospectus supplement under the caption "Risk Factors."

ii

SUMMARY

        This summary highlights selected information about our company and this offering. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the "Risk Factors" section, and the other documents we refer to and incorporate by reference for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus. Unless otherwise noted, information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of Class A common stock.

TIME WARNER TELECOM

Our Company

        We are a leading provider of managed voice and data networking solutions to a wide range of business customers and organizations throughout the United States. We deliver data, dedicated Internet access, and local and long distance voice services. Our customers are principally enterprise organizations in the health care, finance, higher education, manufacturing and hospitality industries, state, local and federal government entities, as well as long distance carriers, incumbent local exchange carriers, competitive local exchange carriers, wireless communications companies, and Internet service providers.

        We operate in 44 metropolitan markets that have high concentrations of medium- and large-sized businesses. As of December 31, 2005, our networks spanned 20,604 route miles and contained the equivalent of 965,274 fiber miles. We offer service in 22 states to approximately 5,982 buildings served entirely by our own network facilities and 16,246 buildings served through the use of our fiber network, and our switching facilities (for switched services) with leased services from other carriers to connect our distribution ring to the customer location. We continue to expand our footprint within our existing markets by connecting our network into additional buildings. We also have expanded our Internet Protocol, or IP, backbone data networking capability between markets supporting end-to-end Ethernet connections for customers, and have selectively interconnected existing service areas within regional clusters with fiber optic facilities that we own or lease. In addition, we provide on-net inter-city switched services that provide our customers a virtual presence in a remote city.

        We increased our annual revenue from $55.4 million in 1997 to $737.7 million in 2001. In early 2001, general economic conditions and the downturn in the telecommunications sector began to negatively impact our revenue growth. Our revenue decreased 6% in 2002 to $695.6 million from 2001, declined 4% in 2003 to $669.6 million from 2002, and further declined 3% in 2004 to $653.1 million. The decline in revenue resulted from customer disconnections, including service disconnections by WorldCom, Inc. (now known as Verizon), decreases in prices upon renewals of existing service agreements and a decrease in intercarrier compensation. Our revenue increased by 9% in 2005 to $708.7 million.

        In response to the impact of the downturn in the telecommunications sector and revenue performance that began in 2001, we have taken a number of steps to aggressively control costs and increase operational efficiencies, including network optimization and workforce reductions. In addition, we have increased our focus on business enterprise customers (i.e., non-carrier customers) to diversify our customer base and minimize the impacts of large carrier bankruptcies that affected our revenue growth and bad debt expense in the past. As a result of these initiatives, our gross margins have improved from 57% in 2001 to 63% in 2005. In addition, we had $393.5 million in cash, cash equivalents and investments at December 31, 2005.

Our Strategy

        Our primary objective is to be the leading provider of high quality data and telecommunications services in each of our service areas, principally utilizing our fiber facilities and our national IP backbone network to offer high value voice, data, IP and dedicated services to become the carrier of choice for medium- and large-sized business enterprises, governmental agencies and other carriers. By delivering our customers a suite of integrated network solutions, we meet the specific application needs of those customers, location by location, and create efficiencies for the customers and migrate the management of their disparate networks and services to Time Warner Telecom.

        The key elements of our business strategy include:

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  Leveraging our extensive local fiber and IP long haul networks to grow revenue from our existing investment to increase customer and building penetration in our existing markets;

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  Increasing revenue growth from new and expanded service offerings, including high-speed, high quality data networking services such as local area networks, or LAN, native LAN, which are networks that do not require protocol conversion, and IP based services, security, IP based voice applications, virtual private networks, managed services and developing future service applications to enhance our customers' voice and data networking ability;

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  Continuing to diversify our customer base and increasing revenue from enterprise customers, including businesses and local and federal governments; and

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  Continuing our disciplined approach to capital and operating expenditures in order to increase operational efficiencies, preserve our liquidity and drive us towards profitability.

Our Competitive Strengths

        We believe the following competitive strengths will help us successfully execute our business strategy:

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  Our proven management team, which has extensive operational experience in the telecommunications industry;

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  Our open network architecture, which allows us to provide a high-quality and high-capacity service utilizing "best of breed" technology;

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  Our extensive fiber networks, which allow us to realize higher gross margins than non-fiber based carriers;

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  Our broad and expanding product suite, including value-added data, IP and managed services;

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  Our focus on medium- and large-sized businesses, which are more likely to require the combination of advanced high-capacity services, superior reliability and high levels of customer service that we are able to provide; and

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  Our strong liquidity position, which we believe will allow us to fund our business plan.

Concurrent Senior Convertible Debenture Offering

        We are concurrently offering $325 million principal amount of 2.375% senior convertible debentures due 2026 under a separate prospectus supplement. The offering of the Class A common stock being made by our selling stockholders under this prospectus supplement is not contingent on the successful completion of the offering of the senior convertible debentures due 2026 being made by us. We intend to apply the net proceeds of the offering of the senior convertible debentures due 2026 to partially redeem our 10 1/8% notes due 2011.

Corporate Information

        The following chart illustrates our ownership structure and material debt as of December 31, 2005 assuming completion of and after giving effect to the concurrent senior convertible debentures offering and the partial redemption of our 10 1/8% senior notes due 2011 following the closing of that offering. See "Capitalization."

(1)
Time Warner Telecom and substantially all of Holdings' subsidiaries are guarantors under Holdings' revolver, the second priority senior secured floating rate notes due 2011 notes, the 9 1/4% senior notes due 2014 and the senior secured term loan B.

(2)
The assets and interests of Time Warner Telecom and Holdings in certain of these entities are pledged to secure Holdings' revolver and senior secured term loan B on a first priority basis and, subject to certain exceptions, Holdings' senior secured floating rate notes due 2011 on a second priority basis.

        We have two classes of common stock outstanding, Class A common stock and Class B common stock. Holders of Class A common stock have one vote per share and holders of Class B common stock have ten votes per share. Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock. The Class B common stock is collectively owned by subsidiaries of Time Warner Inc. and by Advance Telecom Holdings Corporation and Newhouse Telecom Holdings Corporation, or Advance/Newhouse. We refer to these stockholders as the Class B stockholders. In connection with this offering, the Class B stockholders will convert shares of Class B common stock into shares of Class A common stock that will be sold in this offering.

        Time Warner Telecom is a Delaware corporation. Our principal executive offices are located at 10475 Park Meadows Drive, Littleton, Colorado 80124, and our telephone number is (303) 566-1000. Our web site is located at www.twtelecom.com. Information contained on our web site is not a part of this prospectus supplement.

THE OFFERING

Class A common stock offered by the selling stockholders	19,400,000 shares
Class A common stock estimated to be outstanding immediately after this offering	70,844,885 shares(1)
Over-allotment option	2,910,000 shares
Use of proceeds	We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders. See "Use of Proceeds."
Dividends
We have not declared or paid any dividends on our Class A common stock. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business.
Risk factors
See "Risk Factors" and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.
Nasdaq National Market symbol	TWTC

(1)
Based on 51,444,885 shares of Class A common stock outstanding as of December 31, 2005.

Risk Factors

        See "Risk Factors," immediately following this summary, for a discussion of certain risks relating to our business and an investment in the Class A common stock.

RISK FACTORS

        An investment in our Class A common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read "Presentation of Information" in this prospectus supplement and "Forward-Looking Statements" in the accompanying prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Relating to Our Business

        We may be unable to sustain our revenue and cash flow growth despite the implementation of several initiatives designed to do so.

        We must expand our business and revenue in order to generate sufficient cash flow that, together with funds available under the Company's credit facility, will be sufficient to fund our capital expenditures and our debt service requirements. Beginning in 2003, we pursued several growth initiatives, including:

  •
  increasing network investments in existing markets to expand our network reach; and

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  launching new products and services, especially products and services that support customers' data and IP initiatives.

        Our ability to manage this expansion depends on many factors, including our ability to:

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  attract new customers and sell new services to existing customers;

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  acquire and install transmission facilities and related equipment at reasonable costs;

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  employ new technologies;

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  obtain required permits and rights-of-way;

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  enhance our financial, operating, and information systems to effectively manage our growth; and

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  accurately predict and manage the cost and timing of our capital expenditure programs.

        There is no assurance that these initiatives will continue to result in an improvement in our financial position or our results of operations. We have incurred net losses since our inception, even during periods of increasing revenue, and we expect those losses to continue for the foreseeable future.

        Several customers account for a significant portion of our revenue, and some of our customers' purchases may not continue due to customer consolidations, financial difficulties or other factors.

        We have substantial business relationships with a few large customers, especially other carriers. For the year ended December 31, 2005, our top ten customers accounted for approximately 32% of our total revenue. The highly competitive environment in the long haul carrier sector, including interexchange carriers, has challenged the financial condition and growth prospects of some of our carrier customers and could lead to further reductions in our revenue in the future. Replacing this revenue with new revenue from other carrier customers or with enterprise customer revenue may be difficult. Among other factors, individual enterprise customers tend to place smaller service orders than some of our larger carrier customers. In addition, pricing pressure on some of our more mature products may challenge our ability to grow our revenue.

        Some of our service agreements with customers are subject to termination on short notice and do not require the customer to maintain the services at current levels. Customers may not continue to purchase the same services or level of services. We have experienced significant service disconnections since 2001 due to customer bankruptcies, customers contracting their operations, price competition from other carriers for certain services, consolidation of carrier customers and customers optimizing their existing networks. A number of our customers are other telecommunications carriers and Internet service providers, which are sectors that have been particularly depressed over the past six years. In addition, there has been increasing consolidation in the telecommunications industry in recent years, and if any of our customers are acquired we may lose a significant portion of their business. SBC's merger with AT&T Corp. could result in the surviving company, now known as AT&T Inc., buying less local transport service from us in SBC's service area in the long run, and AT&T Inc.'s recently announced acquisition of BellSouth Corp., if consummated, could result in AT&T Inc. purchasing less transport from us in BellSouth's service area in the long run. In addition, revenue from a wireless carrier that was recently acquired is likely to decrease significantly in the future as a result of the acquisition. The combined revenue from this wireless carrier consolidation accounted for approximately 5% of our revenue for the year ended December 31, 2005, some portion of which we may lose.

        In the past, primarily during 2002 and 2003, a number of our customers have filed bankruptcy proceedings, including MCI. In connection with those proceedings, customers in bankruptcy may choose to assume or reject their contracts with us. If they choose to reject those contracts, our only recourse is an unsecured claim for rejection damages that is likely to result in little or no compensation to us for the lost revenue. We continue to experience customer and service disconnects in the normal course of business primarily associated with customer network optimization, cost cutting, business contractions, bankruptcies or other financial difficulties, or price competition from other providers. Disconnects represented 2.0%, 1.5%, and 1.2% of monthly revenue in 2003, 2004 and 2005, respectively. While we expect that some customers will continue to disconnect services due to the reasons mentioned above, we cannot predict the total impact on revenue from these disconnects.

        Our substantial existing debt and debt service requirements could impair our financial condition and our ability to fulfill our obligations under our debt.

        We have been carrying substantial amounts of debt, and our level of debt may affect our operations and our ability to make payments on our outstanding indebtedness. Subject to certain covenants in our credit agreement and the indentures for each of our outstanding series of senior notes, we may incur significant additional indebtedness in the future. As of December 31, 2005, our total debt and capital lease obligations were approximately $1.3 billion.

        Our substantial indebtedness could have several important effects on us. For example:

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  our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other corporate purposes may be limited;

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  we may be more vulnerable to economic downturns or other adverse developments than less leveraged competitors; and

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  our ability to withstand competitive pressure may decrease.

        Our revolving credit facility and term loan B and the indentures relating to each outstanding series of our senior notes contain restrictive covenants that may limit our flexibility, and breach of those covenants may cause us to be in default under those agreements.

        The credit agreement for our revolving credit facility and term loan B limits, and the indentures relating to each outstanding series of our senior notes also limit, and in some circumstances prohibit, our ability to, among other things:

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  incur additional debt;

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  pay dividends;

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  make capital expenditures, investments or other restricted payments;

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  engage in sale-leaseback transactions;

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  engage in transactions with stockholders and affiliates;

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  guarantee debts;

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  create liens;

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  sell assets;

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  issue or sell capital stock of subsidiaries; and

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  engage in mergers and acquisitions.

        These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. In addition, if we do not comply with these covenants and financial covenants in our credit agreement that require us to maintain certain minimum financial ratios, the indebtedness outstanding under our credit agreement, and by reason of cross-acceleration or cross-default provisions, our senior notes and any other outstanding indebtedness we may then have, could become immediately due and payable. If we are unable to repay those amounts, the lenders under the credit agreement could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral granted to them to secure that indebtedness. If the lenders under our credit agreement were to accelerate the repayment of outstanding borrowings, we might not have sufficient assets to repay our indebtedness. In addition, the lenders under our credit agreement could refuse to lend funds if we are not in compliance with our financial covenants. We could fail to comply with the covenants in the future due to many factors, including losses of revenue due to customer disconnects or other factors or reduction in margins due to pricing pressures or rising costs.

        We will require substantial capital to expand our operations.

        The development and expansion of our networks requires substantial capital investment. If this capital is not available when needed, our business will be adversely affected. Our 2005 capital expenditures were $162.5 million, and our estimate of our 2006 capital expenditures is $165 million to $175 million. We also expect to have substantial capital expenditures thereafter.

        Our wholly-owned subsidiary has a senior secured revolving credit facility that, subject to certain conditions, allows us to borrow up to $110 million. We may be required to seek additional financing if:

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  our business plans and cost estimates are inaccurate;

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  we are not able to generate sufficient cash flow from operations to service our debt, fund our capital expenditures and finance our business operations;

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  we decide to significantly accelerate the expansion of our business and existing networks; or

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  we consummate acquisitions or joint ventures or other strategic transactions that require incremental capital.

        If we were to seek additional financing, the terms offered may place significant limits on our financial and operating flexibility, or may not be acceptable to us. The failure to raise sufficient funds if needed and on reasonable terms may require us to modify or significantly curtail our business plan. This could have a material adverse impact on our growth, ability to compete, and ability to service our debt.

        We may complete a significant business combination or other transaction that could increase our shares outstanding, and may result in a change in control, and which may also affect our leverage.

        We regularly evaluate potential acquisitions, joint ventures and other arrangements that would extend our geographic markets, expand our services, enlarge the capacity of our networks or increase the types of services provided through our networks. If we enter into a definitive agreement with respect to any acquisition, joint venture or other arrangement, we may require additional financing that could result in an increase in our leverage, result in a change of control, increase the number of outstanding shares, or all of these effects. A substantial transaction may require the consent of our lenders. There can be no assurance that we will enter into any transaction or, if we do, on what terms. In addition, the success of any significant acquisition or business combination is dependent, in part, on our ability to successfully integrate the acquired business into ours, which also carries substantial risks.

        We have experienced reductions in switched access and reciprocal compensation revenue as a result of regulatory rate reform, and we may experience further such reductions in the future.

        Over the past several years FCC regulations have reduced our interstate access revenue as well as our reciprocal compensation revenue associated with the exchange of dial-up ISP-bound traffic. The FCC has been considering proposals for an integrated intercarrier compensation regime under which all traffic exchanged between carriers would be subject to a unified rate, possibly including "bill and keep" (i.e., traffic would be exchanged without charge). Such charges could materially reduce our switched access or reciprocal compensation revenue. Proposals that include a single rate are likely to impact only switched access revenue. Such a regime would likely create an opportunity for us to recover some, but not all, lost intercarrier compensation revenue directly from end users. Switched access and reciprocal compensation together have been declining over time and represented 8% of our 2003 revenue, 6% of our 2004 revenue, and 5% of our 2005 revenue. Even without a significant change in FCC regulations, we anticipate that the contribution to revenue and Modified EBITDA from these services will continue to decline over time due to the decline in minutes terminated over our network as Internet service provider customers disconnect primary rate interface services. We cannot assure you that we will be able to compensate for the reduction in switched access and/or reciprocal compensation revenue with other revenue sources or increased volume.

        We may be adversely affected by changes in the regulation of special access services.

        We provide special access services in competition with ILECs, and we also purchase special access services from ILECs to extend the reach of our network. A significant change in the regulations governing special access services could result in either significant reductions in the special access prices charged by our ILEC competitors or in the elimination of regulations that increase the likelihood that ILECs will sell us special access on reasonable terms and conditions.

        In 2002, AT&T Corp. filed a petition at the FCC asserting that ILEC special access prices are unreasonably high and that the FCC must prescribe lower rates while it conducts a proceeding to review the appropriate framework for regulating ILEC special access prices. On January 31, 2005, the FCC released an order in which it denied AT&T's request that it prescribe lower rates and a notice of proposed rulemaking in which it proposes the adoption of new regulations that could eventually result in significant reductions in ILEC special access prices. If such price reductions were to occur, we would experience increased downward pressure on the prices we charge for special access services.

        With respect to special access services that we purchase from ILECs, those carriers have argued before the FCC that their broadband services, including special access services, should no longer be subject to regulation governing price and quality of service. In August 2005, the FCC adopted an order in the Wireline Broadband Internet Access proceeding that classified wireline broadband Internet Access services, including the underlying transmission facilities, as information services not subject to regulation as telecommunications services. However, the FCC specifically excluded from this classification special access and Ethernet transmission services we require for off-net building access. These services will remain subject to regulation as telecommunications services. Further, in the recent orders approving the SBC/AT&T and Verizon/MCI mergers, the FCC conditioned its approval upon the two companies not increasing their rates for special access for a period of 30 months, which will provide us with a period of price stability. We have advocated before the FCC that it should modify its special access pricing flexibility rules so that these services return to price-cap regulation to protect against unreasonable price increases. The FCC is expected to rule on this matter before the expiration of the 30-month period. We cannot assure you that we will continue to be able to obtain special access service on reasonable terms and conditions.

        We may be adversely affected by changes to the Communications Act.

        Congress will likely consider adopting significant revisions to the Communications Act at some point over the next several years. As part of that process, Congress is likely to consider proposals for new statutory provisions requiring intercarrier compensation reform and the deregulation of incumbent local exchange broadband services (including the elimination of the incumbent local exchange carriers' unbundling obligations and regulations governing special access services). The adoption of a new intercarrier compensation regime and the deregulation of ILEC broadband service would pose the risks described above regarding analogous FCC action.

        The market for our services is highly competitive, and many of our competitors have significant advantages that may adversely affect our ability to compete with them.

        We operate in an increasingly competitive environment and some companies may have competitive advantages over us. Most ILECs offer substantially the same services as we offer, in some cases at higher prices and in some cases at lower prices. ILECs benefit from:

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  long-standing relationships with their customers;

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  greater financial and technical resources;

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  the ability to subsidize local services with revenue from unrelated businesses; and

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  recent regulatory decisions that decrease regulatory oversight of ILECs.

        Recent consolidations involving ILECs and others may result in fewer, but stronger competitors. Further consolidation would occur if AT&T Inc.'s proposed acquisition of BellSouth Corp. is consummated. We also face competition from other CLECs. We believe that weakness in the CLEC sector has led to price competition and downward pricing pressure as certain competitors seek to increase their short-term revenue by utilizing excess capacity for new sales. Our revenue and margins may also be reduced from price cutting by other telecommunications service providers that may require us to adjust prices for existing services upon contract renewals. In particular, we believe that in some of the markets in which we operate, the ILECs are pricing their business services more aggressively than in the past, which could adversely affect our future revenues and margins.

        We depend on key personnel for our current and future performance.

        Our current and future performance depends to a significant degree upon the continued contributions of our senior management team and other key personnel. The loss or unavailability to us of any member of our senior management team or a key employee could significantly harm us. We cannot assure you that we would be able to locate or employ qualified replacements on acceptable terms for senior management or key employees if their services are no longer available.

        We may be required to record additional impairment charges in the future.

        Under U.S. generally accepted accounting principles, or U.S. GAAP, we are required to review the carrying amounts of our assets to determine whether current events or circumstances warrant adjustments to those amounts. These determinations are based in part on our judgments regarding the cash flow potential of various assets, and involve projections that are inherently subject to change based on future events. If we conclude in the future that the cash flow potential of any of our assets is significantly less than we believed at the time of purchase, and that conclusion is based on a long-term rather than short-term trend, we may need to record an impairment charge. As a result of such an analysis, we recorded a non-cash impairment charge of $212.7 million in the fourth quarter of 2002 with respect to certain long haul network assets we acquired from GST Telecommunications, Inc. out of bankruptcy and certain other local network assets. Any additional impairment charges would have a negative impact on our earnings.

        Terrorism or other business disruptions could affect our future operating results.

        Our operating results and financial condition could be materially and adversely affected in the event of a catastrophic event such as a terrorist attack on the United States, or a major earthquake, fire, hurricane or similar event that affects our central offices, corporate headquarters, network operations center or other facilities. Although we have implemented measures that are designed to mitigate the effects of a catastrophic event, we cannot predict the impact of such events.

        We depend on third party vendors for information systems.

        We have entered into agreements with vendors that provide for the development and operation of information technology systems such as billing systems. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could have a material adverse effect on our operations and our ability to monitor costs, bill customers, provision customer orders, and achieve operating efficiencies.

        If we do not adapt to rapid changes in the telecommunications industry, we could lose customers or market share.

        The telecommunications industry continues to experience rapid and significant changes in technologies and architectures to deliver new services to customers. We expect that trend to continue into the foreseeable future. Additionally, we expect that these new technologies, such as voice over IP, will enable new applications that will facilitate new services both in the network as well as at customers' premises. We believe that our future success will depend in part on our ability to anticipate or adapt to these changes and integrate them into the infrastructure and operations of our business, in order to offer on a timely basis a service that meets customer needs and demands. Our failure to obtain and integrate new technologies and applications could impact the breadth of our product portfolio resulting in product gaps, a less differentiated product suite and a less compelling offer to customers, as well as having a material adverse impact on our business, financial condition and results of operations.

        We must obtain access to rights-of-way and pole attachments on reasonable terms and conditions.

        The development, expansion, and maintenance of our networks depend on, among other things, our ability to obtain rights-of-way and pole attachments as well as certain governmental authorizations and permits. In order to compete effectively, we must obtain such rights, authorizations and permits in a timely manner, at reasonable costs, and on satisfactory terms and conditions. Any increase in the difficulty or cost of obtaining these rights, authorizations or permits could adversely affect us, particularly in areas where we must compete with companies that already have the necessary permits and access.

        We currently license fiber optic capacity from Time Warner Cable and an affiliate of Advance/Newhouse in 23 of our markets, and we must reimburse Time Warner Cable and Advance/Newhouse for the license and franchise fees associated with the fiber optic capacity we license from them. In addition, in certain cities and municipalities where we provide network services over our own fiber optic facilities, we pay license or franchise fees for the use of public rights-of-way. The 1996 Act permits municipalities to charge these fees only if they are competitively neutral and nondiscriminatory, but certain municipalities may not conform their practices to the requirements of the 1996 Act in a timely manner or without legal challenge. We also face the risks that other cities may start imposing fees, fees will be increased, or franchises will not be renewed. Some of our franchise agreements also provide for increases or renegotiation of fees at certain intervals. Increases in fees may have a negative impact on our financial condition. Similarly, the owners of poles to which Time Warner Cable or Advance/Newhouse attach facilities for which we hold a license may seek to impose higher pole attachment fees based on certain regulatory decisions, and if the pole owners' positions prevail we may be required to pay such increased fees under the terms of our capacity license with Time Warner Cable and Advance/Newhouse. An increase in pole attachment fees could have a negative impact on our financial condition. Time Warner Cable and Advance/Newhouse may terminate our capacity license before expiration upon:

  •
  a material impairment of the licensor's ability to provide the license by law;

  •
  a material breach of the capacity license by us; or

  •
  the institution of any proceedings to impose any public utility or common carrier status or obligations on the licensor, or any other proceedings challenging the licensor's operating authority as a result of the services provided to us under the capacity license.

        If the capacity licenses are terminated prior to their scheduled expiration in 2028 or are not renewed, we may need to build, lease, or otherwise obtain fiber optic capacity. The terms of those arrangements may be materially less favorable to us than the terms of our existing capacity license. In addition, the capacity licenses prohibit us from offering residential services or content services utilizing the licensed capacity.

        Changes in accounting standards regarding stock option plans could limit the desirability of granting stock options, which could harm our ability to attract and retain employees and would also negatively impact our results of operations.

        The Financial Accounting Standards Board has issued Statement No. 123R, "Share-Based Payments," or SFAS 123R, which requires all companies to treat the fair value of stock options granted to employees as an expense beginning January 1, 2006. Prior to the issuance of SFAS 123R, we were generally not required to record compensation expense in connection with stock option grants. The attractiveness to us of granting stock options will be reduced because of the additional expense we will be required to record in connection with these grants, which will negatively impact our results of operations. For example, if we had been required to expense stock option grants by applying the measurement provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," our recorded net loss for the year ended December 31, 2005 of $108.1 million and loss per share of $0.93 would have been a net loss of $123.7 million and loss per share of $1.06. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program. Accordingly, our results of operations will be negatively impacted by SFAS 123R with respect to our unvested options as of the date of adoption and further as we continue to use stock options as an employee recruitment and retention tool.

Risks Relating to Our Ownership Structure

        We are controlled by the Class B stockholders.

        The Class B stockholders hold all the outstanding shares of our Class B common stock. At December 31, 2005, the Time Warner Inc. stockholder group held 71% of our voting power and 43% of our outstanding common stock, and the Advance/Newhouse stockholder group held 22% of our voting power and 13% of our outstanding common stock. After giving effect to the sale of shares of

Class A common stock by the selling stockholders in this offering, the Time Warner Inc. stockholder group will hold 66.2% of our voting power and 30.0% of our outstanding common stock, and the Advance/Newhouse stockholder group will hold 20.5% of our voting power and 9.3% of our outstanding common stock. The Class B stockholders generally have the collective ability to control all matters requiring stockholder approval.

        Our Board of Directors consists of nine director positions. Under a stockholders' agreement, the Time Warner Inc. stockholder group has the right to designate four members for the board of directors, the Advance/Newhouse stockholder group has the right to designate one member, and the Class B stockholders have the power to elect the other members of the board.

        Circumstances could arise in which the interests of the Class B stockholders, as equity holders, could conflict with the interests of our Class A stockholders. In addition, the Class B stockholders may have an interest in pursuing acquisitions, divestitures, financings, and other transactions that could, in their judgment, enhance their investment, even though such transactions could impose risks on our Class A stockholders and debt holders. Our Class B stockholders are under no obligation to make any additional investments in us or to provide guaranties for debt financing by banks or other financing sources and we expect that they would be unwilling to do so.

        Time Warner Inc. can sell control of us at any time, and sales by the Class B stockholders could adversely affect us.

        The stockholders' agreement among the Class B stockholders provides that, subject to the rights of first refusal of the other holders of Class B common stock, the Class B stockholders may transfer their Class B common stock. If a holder sells all, but not less than all, of its Class B common stock as shares of Class B common stock, such holder may transfer its right to nominate Class B nominees for election to the board of directors. In addition, Advance/Newhouse has the right to participate in certain sales by the Time Warner Inc. stockholder group of its Class B common stock and any Class A common stock Time Warner Inc. may own, or Advance/Newhouse may elect to sell its shares at any time in an unrelated transaction. Each Class B stockholder has registration rights that require us to file a registration statement upon the request of one or more Class B stockholders registering such stockholders' sale of our common stock.

        Time Warner Inc. has engaged in the sale of non-strategic assets, and has indicated to us that it does not consider its investment in us to be strategic. Time Warner Inc. has informed us that it may monetize or otherwise dispose of its investment in us. A sale by Time Warner Inc. of some or all of its shares of our stock could adversely affect us in a variety of ways depending on the size of the transaction and whether it is done in the form of a sale of Class B common stock to a third party or as a sale of Class A common stock. Also, a change of control event as defined in our debt agreements could trigger a requirement that we repurchase some or all of our debt obligations. If Time Warner Inc. or Advance/Newhouse sold all or a substantial portion of its shares as a sale of Class A common stock and the other Class B stockholder retained its Class B shares, the remaining Class B stockholder would continue to control us. The sale of common stock by the Class B stockholders could have other adverse impacts on our business that we cannot predict at this time.

        We may discontinue the use of the "Time Warner" name either because we decide to adopt a different brand or due to expiration of our trade name license agreement with Time Warner.

        We have been evaluating whether we want to continue to use the Time Warner Telecom name in the long term because of confusion in the markets also served by Time Warner Cable, which has also been selling business services for several years and may expand its competing services. See "The Class B stockholders and their affiliates may compete with us" below. Our Trade Name License Agreement with Time Warner Inc. expires in July 2006. Time Warner Inc. has advised us that it intends to renew the agreement through July 2007 and to terminate the agreement thereafter. As a result, we would be required to change our name to one such as "TW Telecom" or some other name that does not include "Time Warner," which would be consistent with our rebranding considerations. Time Warner Inc. has advised us that it would grant us a perpetual license to the "TW Telecom" trademark, under terms to be determined, if we choose to use that name, subject to automatic termination under certain circumstances to be defined in the license agreement. Although we believe that separate branding may be beneficial to our business, the impact on our business of a name change is uncertain and could be adverse.

        Each of the Class B stockholders has veto rights over certain actions.

        Under our restated certificate of incorporation, as long as the outstanding Class B common stock represents at least 50% of the aggregate voting power of both classes of common stock outstanding, the approval of 100% of the Class B stockholders is required:

  •
  to amend the restated certificate of incorporation, other than in connection with certain ministerial actions; or

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  for any direct or indirect disposition by us of capital stock of subsidiaries or assets that in either case represents substantially all our assets on a consolidated basis.

        The approval of 100% of the Class B stockholders also is required for the issuance of any additional shares of Class B common stock or any capital stock having more than one vote per share.

        The Class B stockholders and their affiliates may compete with us.

        Both Time Warner Inc. and Advance/Newhouse are diversified communications providers. They are not restricted from competing with us. We are aware that an affiliate of Time Warner Inc. offers Internet access and data services for smaller and medium-sized business customers that we believe are similar to services that we offer to these customers and that Time Warner Cable has competed with us to gain business customers for transport services in some of our markets. They may, now or in the future, provide these or other services in competition with our services. On the other hand, a provision in our capacity license agreement with Time Warner Cable precludes us, until 2028, from utilizing fiber capacity licensed from Time Warner Cable or Advance/Newhouse to offer any residential services or providing any entertainment, information or content services without the consent of the Class B stockholders in the service areas in which we license capacity from the Class B stockholders. Our business may be adversely affected if the Class B stockholders or their affiliates chose to expand their existing competing services or to offer additional competing services.

        Some of our directors may have conflicts of interest.

        Some of our directors are also directors, officers, or employees of the Class B stockholders or their affiliates. Although these directors have fiduciary obligations to us under Delaware law, they may face conflicts of interest. For example, conflicts of interest may arise with respect to certain business opportunities available to, and certain transactions involving, us. The Class B stockholders have not adopted any special voting procedures to deal with such conflicts of interest. The resolution of these conflicts may be unfavorable to us. Our restated certificate of incorporation provides for the allocation of corporate opportunities between the Class B stockholders and us.

Risks Related to this Offering

        The market price of our Class A common stock may be volatile, which could cause the value of your investment in Time Warner Telecom to decline.

        The market price of our Class A common stock historically has experienced and may continue to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our Class A common stock. Any of the following factors could affect the market price of our Class A common stock:

  •
  general market, political and economic conditions;

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  our failure to meet financial analysts' performance expectations;

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  changes in recommendations by financial analysts; and

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  changes in market valuations of other telecom companies.

        In addition, many of the risks described elsewhere in this "Risk Factors" section could materially and adversely affect our stock price.

        Future sales or issuances of Class A common stock may depress the trading price of our Class A common stock.

        We maintain employee stock plans pursuant to which we have reserved 33,527,000 shares of Class A common stock to be issued to officers and eligible employees under terms and conditions to be set by our board of directors. As of December 31, 2005, approximately 19,511,991 shares of our Class A common stock were reserved for issuance upon exercise of outstanding options, with a weighted-average exercise price of $17.03 per share, and approximately 250,000 shares were subject to outstanding restricted stock awards. The sale of substantial amounts of our Class A common stock could adversely impact the market price of our Class A common stock. Our Class B stockholders have registration rights, under which they could demand that we register their shares for resale. If a Class B stockholder were to convert its Class B common stock into Class A common stock and attempt to sell a large number of shares, it could have a material adverse effect on the trading price of the Class A common stock. In addition, we, substantially all of our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters that generally restrict us, such directors and executive officers and the selling stockholders, subject to specified exceptions, from selling or otherwise disposing of any shares of our common stock for 90 days after the date of this prospectus without the consent of Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated. Although there is no present intention to do so, Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements.

        Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders, due to provisions under our corporate charter, bylaws, and option plans, as well as Delaware law.

        Provisions in our restated certificate of incorporation, our bylaws, and under Delaware law could also make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

  •
  a limitation on who may call stockholder meetings; and

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  the ability of our board of directors to issue up to 20,000,000 shares of preferred stock without a stockholder vote.

        In addition, certain of our outstanding and unvested stock options have a feature pursuant to which, in the event we are acquired, the vesting of such options may accelerate. Accelerated vesting of our employee stock options may prove to be a deterrent to a potential acquisition of us because the acquiring company may have to implement additional retention programs to assure the continued service of our employees, and the additional dilution which will result from the accelerated vesting of our outstanding employee stock options will likely reduce the amount which would otherwise be payable to our stockholders in an acquisition.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2005:

  •
  on an actual basis;

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  on a pro forma basis to give effect to the $325 million principal amount concurrent senior convertible debenture offering and application of the net proceeds therefrom after deducting the underwriting discounts and commissions and offering expenses payable by us; and

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  on a pro forma as adjusted basis to give effect to the sale of the Class A common stock in this offering.

        You should read this table in conjunction with our consolidated financial statements and the notes to those statements, which are incorporated by reference in this prospectus supplement. The concurrent senior convertible debenture offering is not contingent on the consummation of this offering, and this offering is not contingent on the consummation of the concurrent senior convertible debenture offering.

	December 31, 2005
	Actual	Pro forma(1)	Pro forma as adjusted(1)
	(unaudited, in thousands)
Cash, cash equivalents and investments	$393,523	$367,641	$366,845

Current maturities of long-term debt and capital lease obligations	$4,211	$4,211	$4,211

Long-term debt and capital lease obligations	$1,246,362	$1,246,362	$1,246,362
Stockholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized, none issued	—	—	—
Class A common stock, $0.01 par value; 277,300,000 shares authorized, 51,444,885 shares issued and outstanding, actual and pro forma and 70,844,885 shares issued and outstanding, pro forma as adjusted	514	514	708
Class B common stock, $0.01 par value, 162,500,000 shares authorized, 65,936,658 shares issued and outstanding, actual and pro forma and 46,536,658 shares issued and outstanding, pro forma as adjusted	659	659	465
Additional paid-in capital	1,177,845	1,177,845	1,177,845
Accumulated deficit	(914,504)	(935,761)	(936,558)

Total stockholders' equity	264,514	243,257	242,460

Total capitalization	$1,510,876	$1,489,619	$1,488,822

(1)
We estimate our total expenses associated with the concurrent debenture offering to be $9.4 million, which will be amortized over the term of the debentures. The call premium and the write off of deferred debt issue costs with the partial redemption of the 10 1/8% senior notes of $21.3 million will be recorded as a cost of debt extinguishment. In addition, we estimate total expenses associated with this offering to be $797,000, which will be expensed.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of Class A common stock in this offering by the selling stockholders.

PRICE RANGE OF COMMON STOCK

        Our Class A common stock trades on the Nasdaq National Market under the symbol "TWTC." The following table shows the range of high and low sales prices per share for our Class A common stock for the periods indicated and as reported by Nasdaq through March 23, 2006. As of February 28, 2006, there were 338 holders of record of our Class A common stock and six holders of our Class B common stock, including four wholly owned subsidiaries of Time Warner, Inc., Advance Telecom Holdings Corporation and Newhouse Telecom Holdings Corporation.

	Price Range of Common Stock
Quarter Ended
	High	Low
March 31, 2004	$12.71	$5.81
June 30, 2004	6.63	3.14
September 30, 2004	5.27	3.85
December 31, 2004	5.43	3.77
March 31, 2005	$4.59	$3.31
June 30, 2005	6.09	3.76
September 30, 2005	8.10	5.89
December 31, 2005	10.02	6.84
March 31, 2006 (through March 23, 2006)	$15.72	$9.46

        On March 23, 2006, the reported last sale price for our Class A common stock on the Nasdaq National Market was $14.62 per share.

DIVIDEND POLICY

        We have never paid or declared any dividends and do not anticipate paying any dividends in the foreseeable future. The decision whether to pay dividends will be made by our Board of Directors in light of conditions then existing, including our results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors. In addition, the indentures for each of our outstanding series of senior notes and the credit agreement governing our revolving credit facility and term loan contain covenants that effectively prevent us from paying cash dividends on our common stock for the foreseeable future.

BUSINESS

Overview

        We are a leading provider of managed voice and data networking solutions to a wide range of business customers and organizations throughout the United States. We deliver data, dedicated Internet access, and local and long distance voice services. Our customers are principally enterprise organizations in the health care, finance, higher education, manufacturing and hospitality industries, state, local and federal government entities, as well as long distance carriers, incumbent local exchange carriers, competitive local exchange carriers, wireless communications companies, and Internet service providers.

        We operate in 44 metropolitan markets that have high concentrations of medium- and large-sized businesses. As of December 31, 2005, our networks spanned 20,604 route miles and contained the equivalent of 965,274 fiber miles. We offer service in 22 states to approximately 5,982 buildings served entirely by our own network facilities and 16,246 buildings served through the use of our fiber network, and our switching facilities (for switched services) with leased services from other carriers to connect our distribution ring to the customer location. We continue to expand our footprint within our existing markets by connecting our network into additional buildings. We also have expanded our Internet Protocol, or IP, backbone data networking capability between markets supporting end-to-end Ethernet connections for customers, and have selectively interconnected existing service areas within regional clusters with fiber optic facilities that we own or lease. In addition, we provide on-net inter-city switched services that provide our customers a virtual presence in a remote city.

        We increased our annual revenue from $55.4 million in 1997 to $737.7 million in 2001. In early 2001, general economic conditions and the downturn in the telecommunications sector began to negatively impact our revenue growth. Our revenue decreased 6% in 2002 to $695.6 million from 2001, declined 4% in 2003 to $669.6 million from 2002, and further declined 3% in 2004 to $653.1 million. The decline in revenue resulted from customer disconnections, including service disconnections by WorldCom, Inc. (now known as Verizon), decreases in prices upon renewals of existing service agreements and a decrease in intercarrier compensation. Our revenue increased by 9% in 2005 to $708.7 million.

        In response to the impact of the downturn in the telecommunications sector and revenue performance that began in 2001, we have taken a number of steps to aggressively control costs and increase operational efficiencies, including network optimization and workforce reductions. In addition, we have increased our focus on business enterprise customers (i.e., non-carrier customers) to diversify our customer base and minimize the impacts of large carrier bankruptcies that affected our revenue growth and bad debt expense in the past. As a result of these initiatives, our gross margins have improved from 57% in 2001 to 63% for 2005. In addition, we had $393.5 million in cash, cash equivalents and investments at December 31, 2005.

  Business Strategy

        Our primary objective is to be the leading provider of high quality data and telecommunications services in each of our service areas, principally utilizing our fiber facilities and our national IP backbone network to offer high value voice, data, Internet, and dedicated services to become the carrier of choice for medium- and large-sized business enterprises, governmental agencies, and other carriers. By delivering to our customers a suite of integrated network solutions, we can meet the specific application needs of those customers, location by location, and create efficiencies for the customer and migrate the management of their disparate networks and services to Time Warner Telecom. The key elements of our business strategy include the following:

        Leverage Existing Fiber Networks.    We have built, licensed or acquired local and regional fiber networks to serve metropolitan geographic locations where management believes there are large numbers of potential customers. Our network architecture reflects a convergence of:

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  circuit switched (primarily using Time Division Multiplexing or "TDM") technology, as used in the traditional public switched telephone network ("PSTN");

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  packet switched technologies (using IP technology) with redundancy and diversity maintained throughout the network; and

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  Ethernet technology.

The network architecture is designed to remain open and capable of supporting connections with other networks as well as to allow for utilization of "best of breed" suppliers' components to be integrated for enhanced diversity and availability. In addition, we operate a fully managed, fiber-based nationwide IP backbone network to provide the capacity and high quality service increasingly demanded by our customers. Our IP backbone network capacity ranges up to 10 Gbps, depending on the specific route, and includes long haul circuits leased from other carriers. We believe that our extensive network capacity allows us to:

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  emphasize our fiber facilities-based services rather than resale of network capacity of other providers, thus realizing higher gross margins than carriers that do not operate their own fiber facilities;

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  focus on metro areas with a national reach, providing multi-locational and multi-city solutions;

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  provide a truly diverse network and choice to customers seeking further network diversity after the reduction of choice as a result of consolidation among wireline carriers; and

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  deliver scalable networking options, efficient solutions, and overall value for our customers by designing solutions that allow our customers' business applications to operate more effectively in their network environment.

        As local market opportunities grow, we continue to extend our network in our present markets in order to reach additional commercial buildings directly with our fiber facilities. In 2005, we extended our fiber network into approximately 900 additional buildings in our existing markets. In addition, we have deployed technologies such as dense wave division multiplexing ("DWDM") to provide additional bandwidth and higher speed without the need to add additional fiber capacity. We may expand our networks into additional markets beyond the 44 markets in which we already operate if we find attractive opportunities to do so organically or through acquisitions. We may also provide data services to locations outside our current market areas through our IP backbone and the use of leased facilities.

        Expand Service Offerings.    We have expanded our service offerings to include high-speed, high-quality enhanced data networking services such as local area networks or LAN, native LAN, which connect customer LANs transparently and do not require protocol conversion, and Ethernet internet access IP-based services. In late 2003, we expanded our suite of metro Ethernet services to include Extended Native LAN, which allows customers point-to-point connections to distant locations via Ethernet throughout our national footprint, and in 2004 we launched Multipoint Extended Native LAN, which allows customers to connect multiple distant locations within our service area. We commenced a controlled introduction of IP Virtual Private Network service in 2005. This service applies Multi Protocol Label Switching ("MPLS") technology to create logical (rather than physical) connections within a private network. We also launched a network-based managed firewall security service in 2005 to protect customers' networks from unwanted Internet traffic. We may also expand our product line by partnering with or by purchasing technologies or operations from others, rather than developing the capabilities internally.

        We provide a broad range of switched voice services throughout our service area. We utilize high-capacity digital end office switches that enable us to offer both local and toll services to our customers. We have also installed "soft switches" and related network equipment—media gateways, signaling gateways, and applications servers (collectively referred to as "converged network elements") in certain markets, which enable the switching and routing of voice calls over IP packet networks, also referred to as "VoIP" as well as managing the related PSTN call traffic interface. The converged network elements are collectively smaller and more cost effective than traditional PSTN end office switches, enabling us to offer traditional voice telephony services across our VoIP platform and to develop future service applications that enhance end user customers' voice and data networking ability.

        Continue to Diversify Our Customer Base.    Our direct sales force targets medium- and large-sized enterprises, as well as other carriers. These businesses are potentially high-volume users of our services and are more likely to seek the greater reliability provided by an advanced network such as ours. We have sought to broaden our revenue base through an increased focus on enterprise customers and government customers, while narrowing our carrier focus to those that are the most stable. To achieve revenue growth from end user customers, we target potential enterprise customers utilizing both local market and national sales groups. Over 90% of our sales force is in our local markets, focusing primarily on enterprise customer sales. We plan to expand our sales force with hires strategically targeted at particular customer segments. Our local sales groups are complemented by our government, carrier, and national enterprise sales groups. In addition, in order to achieve further economies of scale and network utilization, we target smaller enterprise customers with a package of network services suited to their specific needs. We also plan to expand the types of services we offer to our carrier customers in order to create new revenue opportunities from that customer base.

        Continue Disciplined Expenditure Program.    Our strategy of primarily using our fiber facilities-based services, rather than reselling network capacity of other providers, requires that we make significant capital investments to reach some new customers. We invest selectively in growth prospects which often require building entries, electronics, distribution rings, and product expansion. We also seek to increase operating efficiencies by investing selectively in systems improvements in our back office and network management systems. We have a disciplined approach to capital and operating expenditures. Our capital expenditure program requires that prior to making expenditures on a project, the project must be evaluated against certain financial criteria such as projected minimum recurring revenue, cash flow margins, and rate of return. Capital expenditures in 2005 were $162.5 million compared to $171.8 million in 2004. Our primary capital expenditures in 2005 were to expand our networks, deploy new products and connect additional buildings to our network. The reduction in capital expenditures in 2005 as compared to 2004 was due in part to an increase in customer installations that utilized our existing network infrastructure, as well as new product investments in 2004 that did not recur in 2005. We increased capital spending directed at reaching specific customers that requested our services, which we refer to as "success-based capital spending," from $121 million in 2004 to $140 million in 2005 while spending less on new product deployments. We expect our capital expenditures in 2006 to be approximately $165 million to $175 million.

  Telecommunications Networks and Facilities

        Overview.    We use advanced technologies and network architectures to develop a highly reliable infrastructure for delivering high-speed, quality digital transmissions of voice, data and Internet telecommunications services. Our basic transmission platform consists primarily of optical fiber equipped with high-capacity SONET and DWDM equipment deployed in fully redundant, self-healing rings. These SONET and DWDM rings give us the capability of routing customer traffic in both directions around the ring, thereby eliminating loss of service in the event of a fiber cut. We have an advanced IP backbone using redundant core routers to deliver Internet traffic to our customers. We have also added network-based Ethernet switches in our markets to deploy application-based services incorporated with our soft switches and media gateways to enable voice services over IP and metropolitan Ethernet switches to deliver Ethernet-based services directly to customer premises. Our networks are designed for remote automated provisioning, allowing us to meet customers' real time service needs. We extend SONET rings or point-to-point links from our rings to each customer's premises over our own fiber when financially attractive or use customer links obtained from other local carriers. We also install diverse building entry points if a customer's redundancy needs require such a design. We place necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link.

        We serve our customers from one or more central offices or hubs strategically positioned throughout our networks. The central offices house the transmission, switching, and Internet equipment needed to interconnect customers with each other, the long distance carriers, and other local exchange and Internet networks. Redundant electronics and power supplies, with automatic switching to the backup equipment in the event of failure, protects against signal deterioration or outages. We continuously monitor system components from our network operations center and seek to proactively focus on avoiding problems.

        We add switched and dedicated data services to our basic fiber transmission platform by installing sophisticated routers, soft switches, and digital electronics at our central offices and nodes at customer locations. Our advanced digital telephone and IP switches are connected to multiple ILECs and long distance carrier switches to provide our customers ubiquitous access to the PSTN. We also provide high-speed routers and switches for our Internet backbone, LAN multiplexers at our customers' premises and in our central offices to supply LAN interconnection services. Our Internet backbone is connected to multiple networks around the nation through public, private, and transit connection points. Our newest offerings connect customer LANs together in a metropolitan area, and connect LANs in geographically dispersed areas across our Internet backbone.

        Our strategy for adding customers is designed to maximize revenue growth while maintaining attractive rates of return on capital invested to connect customers directly to our networks. To serve a new customer initially, we may use various transitional links, such as leased circuits from another LEC. When a customer's communication volumes increase, we may build our own fiber connection between the customer's premises and our network to accommodate the customer's needs and increase our operating margins.

        Infrastructure Migration.    We continually evaluate new technologies and suppliers in order to achieve a balance between utilizing best of breed technologies and suppliers and purchasing equipment at the best available price. We continue to expand IP capabilities throughout our network through the deployment of packet telephony systems such as media gateways and soft switches. In order to prepare to deliver the next generation voice and data services, we are using these new technologies to augment traditional circuit switched systems. We currently offer Primary Rate Interface voice service, digital trunks, and our new Voice over IP trunk service over this platform. We plan to further converge TDM and IP services while utilizing MPLS to differentiate the multiple services traversing our IP backbone.

Services

        We provide our customers with a wide range of telecommunications and managed data services, including dedicated transport, local and long distance voice services, data transmission services, high-speed dedicated Internet access, and intercarrier services.

  Dedicated Transport Services

        We currently provide a complete range of dedicated transport services with transmission speeds up to 10 Gbps to our carrier and end user customers. These network access services satisfy needs for voice, data, image, and video transmission. Each uses technologically advanced fiber optics and is available as:

  •
  POP-to-POP Special Access.  Telecommunications lines linking the points of presence ("POPs") of one interexchange carrier ("IXC") or the POPs of different IXCs in a market, allowing the POPs to exchange transmissions for transport to their final destinations.

  •
  Interexchange Carrier Special Access.  Telecommunications lines between customers and the local POPs of IXCs.

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  Private Line.  Telecommunications lines connecting various locations of a customer's operations, suitable for transmitting voice and data traffic among customer locations.

  •
  Metropolitan and Regional Connectivity.  Each transport service is available on our metropolitan fiber networks. Most are also available between cities on our inter-city, regional networks, now reaching 30 major markets. In addition, our IP backbone enables connections among all of our 44 markets.

  •
  Transport Arrangements.  Dedicated transport between our equipment collocated within local exchange carrier ("LEC") central offices and the IXC POP designated by end user customers. The arrangement can transport either special access or switched access, and gives end user customers competitive choice for reaching IXCs.

        These services are available in a wide variety of configurations and capacities:

  •
  SONET Services.  Full duplex transmission of digital data on Synchronous Optical Network ("SONET") standards. Our local SONET services allow multipoint transmission of voice, data, or video over protected fiber networks. Available interfaces include DS-1, DS-3, STS-1, OC-3, OC-12, OC-48, and OC-192.

  •
  Private Network Transport Services.  A premium quality, fully redundant, and diversely routed SONET service that is dedicated to the private use of individual customers with multiple locations.

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  Wavelength or "Lambda" Services.  High capacity, point-to-point transmission services using DWDM interfaces. Customers have access to multiple full-bandwidth channels of 2.5 Gbps and 10 Gbps.

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  Broadcast Video TV-1.  Dedicated transport of broadcast television quality video signals over fiber networks.

Switched Services

        Our switched voice services provide business customers with local and long distance calling capabilities and connections to IXCs. We own, house, manage, and maintain the switches used to provide the services. Our switched services include the following:

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  Business Access Line Service.  This service provides voice and data customers with quality analog voice grade telephone lines for use at any time. Business access line service provides customers with flexibility in network configurations because lines can be added, deleted, and moved as needed.

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  Access Trunks.  Access trunks provide communication lines between two switching systems. These trunks are utilized by private branch exchange ("PBX") customers that own and operate a switch on their own premises. PBX customers use these trunks to provide access to the local, regional, and long distance telephone networks. PBX customers may use either our telephone numbers or their ILEC-assigned telephone numbers. Customer access to our local exchange services is accomplished by a DS-1 digital connection or DS-0 analog trunks or IP connection between the customer's PBX port and our switching centers.

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  Local Toll Service.  This service provides customers with a competitive alternative to ILEC service for intraLATA toll calls. It is a customized, high-quality local calling plan available to our local exchange service customers.

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  Local Telephone Service.  Local telephone service can be tailored to a customer's particular calling requirements. Local telephone service includes operator and directory assistance services, and custom calling features such as call waiting and caller ID.

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  Long Distance Service.  Long distance service provides the capability for a customer to place a voice call from one local calling area to another, including international calling. We offer long distance services bundled with other services because we believe small- and medium-sized businesses may prefer to obtain long distance, local, and Internet services from a single provider instead of working with multiple carriers. We also offer usage-based rates for 1+, toll-free, and dedicated service, as well as package plans for various committed levels of usage. The target customers are small- and medium-sized business customers. Generally, large businesses tend to obtain their long distance services directly from the major long distance carriers.

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  Bundled Services.  We provide bundled solutions to small- to medium-sized business users. Our bundled offerings enable customers to purchase one to three DS-1 facilities that combine lines, trunks, long distance, and Internet services to provide an integrated service offering. This product can dynamically allocate bandwidth among the bundled services as needed by the customer and eliminates the customer's need for multiple vendors, facilities and bills for the services provided in the bundle. A virtual routing service is available to our multi-site bundled service customers. The virtual routing service provides private data networking capabilities for customers to move company data between their locations.

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  Other Services.  Other services we offer include telephone numbers, directory listings, customized calling features, voice messaging, hunting, blocking services, and two-way, simultaneous voice and data transmission in digital formats over the same transmission line, which is an international standard referred to as integrated services digital network or "ISDN."

  Data Services

        We offer our customers a broad array of enhanced data and internet services that enable them to connect their own internal computer networks and access external computer networks and the Internet at very high speeds using the Ethernet protocol.

        We offer the following range of Native LAN or "NLAN" services with speeds up to 10 Gbps:

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  Point-to-Point NLAN.  The Point-to-Point NLAN service provides metropolitan area optical Ethernet transport service between two locations over both SONET and DWDM platforms at speeds of 10, 100, and 600 Mbps and 1 and 10 Gbps. The SONET-based platforms allow network Ethernet connections that have high levels of network protection and reliability.

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  Point-to-Multipoint NLAN.  This service is a multi-location Ethernet data service, using Ethernet ports to connect multiple customer remote locations back to a single customer Ethernet port located at the main customer site. This SONET-based service provides a high level of reliability and network protection to the customer. The available speeds are 10, 100, and 600 Mbps and 1 Gbps.

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  Multipoint NLAN.  The Multipoint NLAN service provides a private metropolitan local area Ethernet network, allowing the customer to share bandwidth between their multiple Ethernet locations over a metropolitan area. The customer can access the network at speeds of 10, 100, and 600 Mbps and 1 Gbps.

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  Customer-Direct NLAN.  The Customer-Direct NLAN service is a point-to-point, unmanaged, stand-alone service for both 100 Mbps and 1000 Mbps Ethernet connections that offers basic Ethernet connectivity at a lower cost to the customer. The service is referred to as "unmanaged" because the fiber between customer locations is entirely dedicated to that customer and is not monitored by our network operations center. Troubleshooting and maintenance of unmanaged NLAN circuits requires a service visit by one of our technicians.

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  Switched NLAN.  The switched NLAN service incorporates data switching technology into the NLAN product suite through the use of Ethernet switches in our network. This service allows multiple customer locations to interconnect using various bandwidth increments ranging from 10 Mbps to 1 Gbps interfaces over a shared metropolitan Ethernet infrastructure. This service provides connectivity between locations without full physical connections and allows us to compete with frame relay as well as other switched metropolitan Ethernet data services by providing higher bandwidth at a lower cost.

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  Extended NLAN.  The extended NLAN service provides Ethernet connectivity between distant locations in the markets we serve through our national IP backbone and is available in either point-to-point or multi-point configurations.

        Except for Customer-Direct NLAN, the data services described above are provided over networks that are shared by multiple customers, but the traffic from each customer is uniquely identified through the use of logical connections. These logical connections virtually separate one customer's traffic from that of another, and provide security in such a way that each customer's traffic is securely delivered only to that customer's Ethernet ports.

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  Storage Transport Solutions.  We manage circuits and monitor the links for this service which allows customers to transport their critical data to a remote storage facility for back up, mirroring, and disaster recovery purposes. Using DWDM technology, we are able to transport storage traffic in ESCON (an IBM mainframe data protocol), Fiber Channel and Gigabit Ethernet protocols without any protocol translation to a customer's remote secure site.

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  Managed Security Services.  This service uses security devices placed within our network to establish a firewall that prevents unauthorized traffic from entering a customer's network. We also offer a customer premises equipment-based security solution that resides at the customer's network perimeter. Both solutions offer a fully managed environment, securing customer networks through firewall and secure IP VPN functionality.

Internet Services

  •
  High Speed Services.  We offer a wide range of dedicated high-speed Internet services to our business customers with speeds up to 1 Gbps. High speed Internet service allows customers to create their own internal computer networks and to access the Internet and other external networks.

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  Traditional Services.  We also offer a wide range of traditional Internet services that are delivered via a TDM-based transport facility with standard offerings of DS-1, DS-3, and OC-3 connectivity. Ethernet Internet services are delivered via full duplex Ethernet connections capable of sending and receiving information at the same time with standard offerings of Ethernet (10 Mbps), Fast Ethernet (100 Mbps), and Gigabit Ethernet (1 Gbps).

Intercarrier Services

        Because we are interconnected with other telecommunications carriers, we provide traffic origination and termination services to other carriers. These services consist of the origination and termination of long distance calls and the termination of local calls.

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  Switched Access Service.  The connection between a long distance carrier's POP and an end user's premises that is provided through the switching facilities of a LEC is referred to as switched access service. Switched access service provides long distance carriers with a switched connection to their customers for the origination and termination of long distance telephone calls or provides large end users with dedicated access to their carrier of choice. Under our tariffs or under agreements with certain long distance carriers, we receive per-minute terminating switched access compensation from the originating carrier.

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  Local Traffic Termination Services.  Pursuant to interconnection agreements with other carriers, we accept traffic that originates on another LEC's facilities and carry that traffic over our facilities to our customers in order to complete calls. Generally, under applicable regulations, we are entitled to receive compensation—referred to as "reciprocal compensation"—from the originating LECs for those services.

Limitation on Residential and Content Services

        Our Capacity License Agreements with Time Warner Cable and Bright House Networks LLC prohibit us from using facilities licensed under those agreements until 2028 to (i) engage in the business of providing, offering, packaging, marketing, promoting, or branding (alone or jointly with or as an agent for other parties) any residential services, or (ii) produce or otherwise provide entertainment, information, or other content services. Although we do not believe that these restrictions will materially affect our business and operations in the immediate future, we cannot predict the effect of such restrictions in the rapidly changing telecommunications industry. We do not currently have plans to offer residential or content services in our service areas not covered by the Capacity License Agreements with Time Warner Cable and Bright House Networks, LLC.

        Telecommunications Networks.    The following chart sets forth our telecommunications networks.

Metropolitan Service Area	Network Commercially Available	Switched Services Commercially Available(1)
New York(2)
Albany, New York	Jul-95	Sep-99
Binghamton, New York	Jan-95	Aug-00
Manhattan, New York	Feb-96	Feb-98
Rochester, New York	Dec-94	Feb-95
North Carolina(2)
Charlotte, North Carolina	Sep-94	Dec-97
Fayetteville, North Carolina	Apr-00	Apr-00
Greensboro, North Carolina	Jan-96	Sep-99
Raleigh, North Carolina	Oct-94	Sep-97
Florida(2)
Orlando, Florida	Jul-95	Jul-97
Tampa, Florida	Dec-97	Jan-98
Texas
Austin, Texas(2)	Sep-94	Apr-97
Dallas, Texas	Sep-99	Sep-99
Houston, Texas(2)	Jan-96	Sep-97
San Antonio, Texas(2)	May-93	Nov-97
Ohio(2)
Cincinnati, Ohio	Jul-95	Nov-97
Columbus, Ohio	Mar-91	Jul-97
Dayton, Ohio	Nov-00	Nov-00
California
Bakersfield, California(3)	Jan-01	Jan-01
Fresno, California(3)	Jan-01	Jan-01
Los Angeles, California(3)(4)	Jan-01	Jan-01
Oakland, California(3)(5)	Jan-01	Jan-01
Orange County, California	Dec-00	Dec-00
Sacramento, California(3)	Jan-01	—
San Diego, California(2)	Jun-95	Jul-97
San Francisco, California(3)	Jan-01	Jan-01
San Luis Obispo, California(3)	Jan-01	Jan-01
Santa Barbara, California(3)	Jan-01	Jan-01
Washington(3)
Seattle, Washington	Jan-01	Jan-01
Spokane, Washington	Jan-01	Jan-01
Other States
Albuquerque, New Mexico(3)	Jan-01	Jan-01
Atlanta, Georgia	Oct-01	Oct-01
Boise, Idaho(3)	Jan-01	Jan-01
Chicago, Illinois	Mar-01	—
Columbia, South Carolina(2)	Jun-01	Jul-01
Denver, Colorado	Aug-01	Nov-01
Honolulu, Hawaii(2)	Jun-94	Jan-98
Indianapolis, Indiana(2)	Sep-87	Dec-97
Jersey City, New Jersey	Jul-99	Jul-99
Memphis, Tennessee(2)	May-95	May-97
Milwaukee, Wisconsin(2)	Feb-96	Sep-97
Minneapolis, Minnesota(2)	Jun-01	Nov-01
Phoenix, Arizona(3)	Jan-01	Jan-01
Portland, Oregon(3)	Jan-01	Jan-01
Tucson, Arizona(3)	Jan-01	Jan-01

(1)
"Switched Services Commercially Available" represents the first month in which we provided switched services to a customer in the service area listed. For markets acquired from GST Telecommunications Inc. ("GST") the dates represent the January 2001 acquisition date.

(2)
Metropolitan service areas in which we obtain fiber capacity through licensing agreements with Time Warner Cable. See "Certain Relationships and Related Transactions."

(3)
The "available" date represents the date the assets were acquired from GST.

(4)
Includes Los Angeles, Riverside, Pasadena, and Ventura.

(5)
Includes Oakland and Stockton.

        Network Monitoring and Management.    We provide a single point of contact for our customers and consolidate our systems support, expertise, and technical training for the network at our network operations center in Greenwood Village, Colorado. With over 800 technicians and customer service representatives, we are generally able to quickly correct, and often anticipate, problems that may arise in our networks. We provide 24 hours-a-day, 7 days-a-week surveillance and monitoring of networks to achieve a high level of network reliability and performance. Network analysts monitor real-time alarm, status, and performance information for network circuits, which allows them to react swiftly to repair network trouble.

        Information Technology Solutions.    We continue to focus on systems that provide high business value with a solid return on investment. Our strategy is to buy proven, commercially available software that can be tailored to our business processes, and conforms to our architectural framework. Where such products are not available, we contract with an integrator to develop a custom application. These systems must be flexible to a rapidly changing environment, while being scalable, and easily maintained and enhanced. Through the implementation of enterprise application integration, data accuracy is improved by eliminating the need to re-key information into multiple systems. We also use customized workflow software to manage the exchange of data in a timely manner between applications.

        We provide a customer self care platform that uses web portal technology to provide automated customer service and schedule and establish security for teleconferences. The web portal enables customers to view and pay their bills on-line and record any disputes. Our web portal is also designed to allow customers to interact with future IP based products, enabling them to control the quality of their interaction in using these products.

        Information Systems Infrastructure.    Our strategy of buying "off-the-shelf" products and integrating them into our existing information systems infrastructure allows us to create an environment that is cost-effective and flexible to maintain. We manage our desktop technology assets centrally to ensure software compatibility between all corporate locations and field offices. Our information systems infrastructure also provides real time support of network operations and delivers data to meet customer needs. Our systems utilize open system standards and architectures, allowing interoperability with third party systems.

        Network Development and Application Laboratory.    We have a laboratory located in Greenwood Village, Colorado, equipped with state of the art systems and equipment, including those we use in the operation of our local digital networks. The center is designed to provide a self-contained testing and integration environment, fully compatible with our digital networks, for the purposes of:

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  verifying the technical and operational integrity of new equipment prior to installation in the networks;

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  developing new services and applications;

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  providing a realistic training environment for technicians, engineers, and others; and

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  providing a network simulation environment to assist in fault isolation and recovery.

        Billing Systems.    We contract with outside vendors for customer billing. We have licensed software for end user billing that operates on our own equipment and have contracted with an outside vendor for operations support and development. In addition, we have a service bureau arrangement with another vendor for carrier and interconnection billing.

Capacity and Trade Name License Agreements with Affiliates

        We currently license fiber capacity from Time Warner Cable and Bright House Networks, LLC (a subsidiary of a partnership formed by affiliates of the Class B stockholders), a subsidiary of the Time Warner Entertainment-Advance/Newhouse Partnership between the affiliates of our Class B

Stockholders that is managed by Advance/Newhouse, in 23 of our 44 markets. Each of our local operations in those markets is party to a Capacity License Agreement with the local cable television operation of Time Warner Cable or Bright House Networks, LLC (collectively the "Cable Operations") providing us with an exclusive right to use all of the capacity of specified fiber-optic cable owned by the Cable Operations. The Capacity License Agreements expire in 2028. The Capacity License Agreements for networks that existed as of July 1998 have been fully paid and do not require additional license fees. However, we must pay maintenance fees and fees for splicing and similar services. We may request that the Cable Operations construct and provide additional fiber-optic cable capacity to meet our needs. The Cable Operations are not obligated to provide such fiber capacity and we are not obligated to take fiber capacity from them. If the Cable Operations provide additional capacity, we pay an allocable share of the cost of construction of the fiber upon which capacity is to be provided, plus a permitting fee. We are permitted to use the capacity for telecommunications services and any other lawful purpose, but not for the provision of residential services and content services. If we violate the limitations on our business activities, the Cable Operations may terminate the Capacity License Agreements.

        The Capacity License Agreements do not restrict us from licensing fiber-optic capacity from parties other than the Cable Operations. Although the Cable Operations have agreed to negotiate renewal or alternative provisions in good faith upon expiration of the Capacity License Agreements, we cannot assure that the parties will agree on the terms of any renewal or alternative provisions or that the terms of any renewal or alternative provisions will be favorable to us. If the Capacity License Agreements are not renewed in 2028, we will have no further interest in the fiber capacity covered by those agreements and may need to build, lease, or otherwise obtain transmission capacity to replace the capacity previously licensed under the agreements. The terms of such arrangements may be materially less favorable to us than the terms of the Capacity License Agreements. We have the right to terminate a Capacity License Agreement in whole or in part at any time upon 180 days' notice. The Cable Operations have the right to terminate the Capacity License Agreements prior to their expiration under certain circumstances. See "Risk Factors—Risks Relating to Our Business—We must obtain access to rights-of-way and pole attachments on reasonable terms and conditions."

        We use the name Time Warner Telecom under the terms of a Trade Name License with Time Warner Inc. We have been evaluating whether we want to continue to use the Time Warner Telecom name in the long term because of confusion in the markets also served by Time Warner Cable, which has also been selling business services for several years and may expand its competing services. See "Risk Factors—Risks Relating to Our Ownership Structure—The Class B stockholders and their affiliates may compete with us." Our Trade Name License Agreement with Time Warner Inc. expires in July 2006. Time Warner Inc. has advised us that it intends to renew the agreement through July 2007 and to terminate the agreement thereafter. As a result, we would be required to change our name to one such as "TW Telecom" or some other name that does not include "Time Warner," which would be consistent with our rebranding considerations. Time Warner Inc. has advised us that it would grant us a perpetual license to the "TW Telecom" trademark, under terms to be determined, if we choose to use that name, subject to automatic termination under certain circumstances to be defined in the license agreement. Although we believe that separate branding may be beneficial to our business, the impact on our business of a name change is uncertain and could be adverse.

Customers and Sales and Marketing

        Our customers are principally telecommunications-intensive medium- and large-sized business enterprises, long distance carriers, ILECs, CLECs, ISPs, wireless communication companies, educational institutions, state and local governments, and the military.

        We have substantial business relationships with a few large customers, and especially other carriers. For the year ended December 31, 2005, our top ten customers accounted for approximately 32% of our total revenue compared to approximately 33% in 2004. No customer accounted for 10% or more of total revenue for the years ended December 31, 2005 or 2004. A portion of the revenue from our top ten customers includes intercarrier compensation resulting from end users that have selected those customers as their long distance carrier. For the years ended December 31, 2005 and 2004, revenue from AT&T Corp. (which has merged with SBC Communications to form AT&T Inc.) accounted for 9% and 7% of our revenues, respectively. If AT&T Inc.'s proposed acquisition of BellSouth Corp. is consummated, we may experience some disconnection in the long run of the services that AT&T purchases from us in BellSouth's local service territory. However, the impacts of these consolidations may be mitigated by revenue commitments in our agreement with AT&T. In addition, further consolidation may result in additional opportunities to provide diverse services to enterprise customers who seek redundancy in their networks. We cannot predict whether, or the extent to which, the AT&T/BellSouth transaction, if consummated, will affect our revenue.

        Our marketing emphasizes our:

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  reliable, facilities-based networks;

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  responsive customer service orientation;

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  national IP backbone for data services, including our suite of Ethernet products;

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  integrated operations, customer support, network monitoring, and management systems; and

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  flexibly-priced, bundled services.

        We maintain a direct sales effort in each of our local service areas along with regional and national sales support. We had 286 sales account executives and 32 customer care specialists at December 31, 2005. We plan to expand our sales force with hires strategically targeted at particular customer segments. Commissions for our sales representatives are linked to incremental revenue from services installed. We provide higher commissions for executing service contracts with terms of two years or greater and for services entirely on our network.

        In addition to our direct sales channels, we have entered into sales agency and sales referral arrangements with certain network solution providers, equipment vendors and systems integrators to develop additional sales opportunities. We market our services through advertisements, trade journals, media relations, direct mail, and participation in conferences.

        Our national sales organization includes sales groups focused on three types of national customers: enterprise, carrier, and government.

  •
  Our national enterprise group targets large national companies such as those in banking and finance, manufacturing, healthcare, and distribution with a full suite of products as an alternative to the ILECs.

  •
  Our carrier group targets long distance carriers, CLECs, ILECs, and wireless carriers. We have master services agreements with a significant number of the carriers in those categories. By providing carriers with a local connection to their customers, we enable them to avoid complete dependence on the ILECs for access to customers. We provide a variety of transport services and arrangements that allow carriers to connect their own switches in both local areas, or intra-city, and wide areas, or inter-city. Additionally, carriers may purchase our transport services that allow them to connect their switch to an ILEC's switch and to end user locations directly. Our networks allow us to offer high volume business customers and long distance carriers uniformity of services, pricing, quality standards, and customer service throughout our 44 market service area.

  •
  Our government sales group targets various government entities directly as well as carriers, systems integrators, and contractors that do business with federal, state and local governmental entities.

        To reduce the risk in bringing new and untested telecommunications services to a dynamically changing market, we introduce our services once market demand develops, and offer them as part of a diversified portfolio of competitively priced products and solutions in order to increase usage among our existing customers and to attract new customers. The traditional switched and dedicated services we offer are typically priced at a slight discount to the ILECs' prices for comparable services.

Customer Service

        Our objective is to provide customers with an intentional experience that is consistent, valuable, and differentiated from our competitors. To provide customer service, account representatives or customer service specialists are assigned to our customers to act as local points of contact. Our centrally managed customer support operations are designed to facilitate the processing of new orders as well as changes and upgrades in customer services. Technicians and other support personnel are available in each of our service areas to react to any network failures or problems. Our Customer Service Center is available to all of our customers 24 hours, per day, 7-days a week. Customer can get answers to their billing questions, order status, maintenance concerns or request a contact from a specialist, either locally or through the Center. In addition, the network operations center provides 24 hours-a-day, 7 days-a-week surveillance and monitoring of networks to maintain network reliability and performance. See "Telecommunications Networks and Facilities" above.

Competition

        We believe that the principal competitive factors affecting our business are and will continue to be:

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  ability to introduce new services and network technologies in a timely, competitive, and market acceptable manner;

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  customer service and network quality;

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  pricing;

  •
  ability to continuously evolve our operating systems, processes and data in a scalable, efficient, and cost effective manner; and

  •
  regulatory decisions and policies that impact competition.

        We believe that we compete favorably with other companies in the industry with respect to each of these factors, with the exception of pricing on certain products. Although we compete with other carriers primarily on service quality and customer service rather than price, intense price competition for certain products such as long distance service, inter-city point-to-point services, and POP to POP dedicated services has driven down prices for these products. Also, we typically price our traditional switched and dedicated services at a slight discount to the ILECs' prices for comparable services. We believe that the ILECs have become more aggressive in pricing competition, especially for particular large enterprise customers that we also target. With several facilities-based carriers providing the same service in a given market, price competition is likely to continue. In addition, we believe that weakness in the CLEC sector has led to aggressive price cutting as certain competitors seek to gain or retain market share. Since 2001, due to business failures and contractions, the overall number of competitors has declined, and some competitors have slowed or stopped their build-out plans. A number of our CLEC competitors have undergone restructuring either in the context of Chapter 11 bankruptcy proceedings or as a result of serious liquidity problems. Some of these competitors have existing network capacity for new sales, which could lead to further downward pricing pressure.

        The ILECs—Verizon Communications, Inc., BellSouth Corporation, Qwest Communications Inc., and AT&T Inc. (formerly SBC Communications Inc.), among others—offer services substantially similar to those we offer. We believe that the ILECs may have competitive advantages over us, such as their long-standing relationships with customers, greater technical and financial resources, and the potential to subsidize services of the type we offer from service revenue in unrelated businesses. In addition, the Telecommunications Act of 1996 (the "1996 Act") allows the regional Bell operating companies ("RBOCs") to enter the long distance market. RBOCs in all states now have authority to provide in-region interLATA services that enable them to offer customers both local and long distance telephone services, which is expected to make them even stronger competitors. In addition, industry consolidation through acquisitions and business combinations, both past and future, may result in larger competitors with greater economies of scale serving certain of our markets. Recent consolidations such as the merger of AT&T Corp. and SBC Communications (now AT&T Inc.), Verizon Communications' acquisition of MCI Inc., and the recently announced acquisition by AT&T Inc. of BellSouth Corp., if consummated, are likely to result in AT&T Inc. and Verizon becoming even more formidable competitors. However, we believe that our customers are increasingly interested in alternative providers for redundancy of networks, enhanced disaster recovery, and advanced services. In light of the bankruptcies in the CLEC sector and consolidation among telecommunication providers, we believe that we have had and will continue to benefit from opportunities to provide services directly to larger customers. In most of the metropolitan areas in which we currently operate, at least one, and sometimes several other CLECs, offer substantially similar services at substantially similar, and in the case of some services, substantially lower prices than we offer.

        We also face competition from electric utilities, long distance carriers, wireless telephone system operators, and private networks built by large end users using dark fiber providers all of which currently and may in the future, offer services similar to those we offer. In addition, cable television companies are increasingly competing with us and other traditional telecommunications providers, primarily with respect to smaller business customers, but are beginning to market dedicated services to larger customers as well. See "Risk Factors—Risks Relating to Our Ownership Structure—The Class B stockholders and their affiliates may compete with us."

        Wireless consolidation has affected the market for our services and may continue to do so. The acquisition of one of our wireless carrier customers by a local exchange carrier has resulted in the disconnection of some services we previously provided to the wireless carrier and will likely result in additional disconnects in the future as that customer's local service needs are met by its new parent companies. However, we believe that there may be future opportunities to provide services to that wireless carrier outside of its parent companies' service areas.

        Regulatory environments at both the state and federal level differ widely and have considerable influence on our market and economic opportunities and resulting investment decisions. We believe we must continually monitor regulatory developments and remain active in our participation in regulatory issues. Some regulatory decisions have or may in the future have negative impacts on our revenue or expenses, and may favor certain classes of competitors over us. See "Government Regulation."

        To the extent we interconnect with and use ILEC networks to service our customers, we depend on the technology and capabilities of the ILECs to meet certain telecommunications needs of our customers and to maintain our service standards. We also use ILEC special access services to reach certain customer locations that are not served by our network. Special access service is the connection between a long distance carrier's POP or some other point and an end-user's premises provided over the dedicated transport facilities of a LEC. Although the 1996 Act imposes interconnection obligations on ILECs, the regulation of ILEC performance standards and the imposition of non-performance remedies is still developing and there is no assurance that we will be able to obtain all of the ILEC services we need on a timely basis or that the quality of service we receive will be acceptable. In the event that we experience difficulties in obtaining high-quality, reliable, and reasonably priced service from the ILECs, the attractiveness of certain of our services to our customers could be impaired.

Government Regulation

        Historically, interstate and foreign communication services were subject to the regulatory jurisdiction of the Federal Communications Commission, or "FCC", and intrastate and local telecommunications services were subject to regulation by state public service commissions. With enactment of the 1996 Act, competition in all telecommunications market segments, including local, toll, and long distance, became matters of national policy even though the states continue to have a significant role in administering policy. We believe that the national policy fostered by the 1996 Act has contributed to significant market opportunities for us. However, since 1996, various ILEC legal challenges and lobbying efforts have resulted in state and federal regulatory decisions affecting implementation of the 1996 Act that favor the ILECs and other competitors. Since federal and state regulatory commissions have largely implemented the provisions of the 1996 Act, we believe that future regulatory activity relating to the 1996 Act will focus largely on enforcement of carrier-to-carrier requirements under the law and on consumer protection measures. Although we have described the principal regulatory factors that currently affect our business, the regulation of telecommunications services is still evolving and regulatory changes could occur in the future that we cannot presently anticipate.

        Telecommunications Act of 1996.    The 1996 Act is intended to increase competition in local telecommunications services by requiring ILECs to interconnect their networks with CLECs. The 1996 Act imposes a number of access and interconnection requirements on all LECs, including CLECs, with additional requirements imposed on ILECs. Under the 1996 Act, ILECs are required to attempt to negotiate with CLECs that want to interconnect with their networks. We have negotiated interconnection agreements with the ILECs in each of the markets in which we offer switched services and have negotiated, or are negotiating, secondary interconnection arrangements with carriers whose territories are adjacent to ours for intrastate intraLATA toll traffic and extended area services. To the extent agreements have expired, we have either renegotiated or are in the process of negotiating new contracts. Typically, expired agreements allow us to continue to exchange traffic with the other carrier pending execution of a new agreement.

        In August 1996, the FCC promulgated rules to govern interconnection, resale, dialing parity, unbundled network elements ("UNE"), and the pricing of those facilities and services, including the Total Element Long Run Incremental Cost ("TELRIC") standard for UNEs. As part of its Triennial Review, the FCC has revised its rules relating to UNEs and has initiated a new rulemaking on TELRIC, as discussed below.

        Reciprocal compensation revenue is an element of switched services revenue that represents compensation from LECs for local exchange traffic terminated on our facilities originated by other LECs. Historically, a portion of the reciprocal compensation revenue payable to us has resulted from the termination of calls to our ISP customers. As dial-up Internet traffic grew, ILECs challenged the requirement to pay reciprocal compensation for ISP-bound traffic under various legal theories.

        In June 2001, the FCC reaffirmed its jurisdiction over dial-up Internet-bound traffic, and adopted an interim carrier-to-carrier cost recovery scheme for such traffic that phased in reductions on the maximum compensation rate for dial-up Internet-bound traffic over a three-year period beginning in 2001. The FCC's order also imposed "bill and keep" payment arrangements for Internet-bound traffic as carriers enter new markets. "Bill and keep" means that neither carrier receives compensation from the other for Internet-bound traffic. The interim Internet-bound cost recovery rule initially had a negative impact on our revenue from reciprocal compensation, but has since stabilized. In October 2004, the FCC adopted an order that forbears from enforcing certain portions of its 2001 ISP-Bound Traffic Order. Under the 2001 order, the amount of ISP-bound traffic eligible for compensation was capped at 120% of eligible traffic for the first quarter of 2001 annualized; and no compensation for ISP-bound traffic was permitted for new markets entered after April 2001. The FCC subsequently determined that it is no longer in the public interest to apply these rules. This order had a slightly positive impact on intercarrier compensation revenue.

        Other Federal Regulation.    Switched access is the connection between a long distance carrier's POP and an end user's premises provided through the switching facilities of a LEC. Historically, the FCC has regulated the access rates imposed by the ILECs while the CLEC access rates have been less regulated. In May 2000, the FCC ordered a substantial reduction in ILEC per-minute access charges and an increase in the flat monthly charge paid by local residential service subscribers for access to interstate long distance service. The FCC also released an order effective in June 2001 that subjects CLECs' interstate switched access charges to regulation. Effective with that order, our per-minute switched access rates were phased-down over a three-year period to parity with the ILEC rates competing in each of the Company's market areas. The ILEC access reform decision, as well as the CLEC access charge regulations, resulted in reductions in the per-minute rates we received for switched access service for the period June 2001 through June 2004. The FCC issued an Order in May 2004 resolving several outstanding petitions that sought to clarify the original CLEC Access Charge Order. The implementation of these clarifications may result in further reductions to our switched access revenue.

        The FCC adopted a Further Notice of Proposed Rulemaking in March 2005 as part of its intercarrier compensation reform proceeding initiated in 2001. This proceeding has been highly complex and controversial, and implementation of any resulting order is unlikely to begin until mid-2006 at the earliest. Implementation of bill and keep or a unified rate across all forms of intercarrier compensation is likely to require a transition period of several years. The outcome of this proceeding could further reduce or eliminate our switched access revenue. There is no assurance that we will be able to compensate for these potential reductions with revenue from other sources. However, at this time we cannot predict the likely outcome of an FCC intercarrier compensation proceeding or the impact on our revenues and costs.

        During 2001, the FCC initiated a Triennial Review of UNEs to determine which of these elements the ILECs must continue to provide under sections 251 and 252 of the 1996 Act. The FCC rendered a decision in February 2003, largely delegating to the states the determination of the availability of specific UNEs. The FCC established limits on competitors' access to interoffice transport as a UNE and also limited CLEC access to ILEC broadband facilities as UNEs. Several parties appealed the FCC's order, and in March 2004 the Fifth Circuit Court of appeals vacated certain aspects of it. In response to the Court's decision, the FCC adopted permanent rules governing the availability of UNEs in December 2004. These rules set forth specific marketplace "triggers" that will eliminate the ILECs' obligation to provide UNE-loop and UNE-transport in particular locations. This Order is also subject to Court appeals from several carriers. Because we have used UNEs very minimally, we do not expect any material impact on our revenues or costs from this proceeding. The FCC also has pending a rulemaking, initiated in September 2003, to review TELRIC rules, which determine the prices for available UNEs.

        In January 2005, the FCC commenced a broad examination of the regulatory framework applicable to LECs' pricing of interstate special access services after June 30, 2005. The outcome of this proceeding could have an impact on the costs we pay for connectivity to other carriers' facilities to reach our customers. If LEC price reductions were to occur, we would likely experience downward pressure on the prices we charge our customers for special access services and the prices we pay LECs for special access services that we purchase. If LEC special access prices increase, our cost may increase but we may experience less pricing pressure on our special access services. In the recent orders approving the SBC/AT&T and Verizon/MCI acquisitions, the FCC conditioned its approval upon the resulting companies not increasing their rates for special access services for a period of 30 months, which will provide us with some price stability. We have advocated before the FCC that it should modify its special access pricing flexibility rules so that these services return to price-cap regulation to protect against unreasonable price increases. The FCC is expected to rule on this matter before the expiration of the 30 month period.

        In a February 1999 order, the FCC allowed for increases to commingled cable and telephony pole attachment rates beginning in February 2001. Although the rate increases we have experienced thus far have not had a significant impact on us, this order could result in more significant future rate increases if it is determined that we should pay the telephony rates, which are significantly higher than cable rates, either retroactively or in the future.

        State Regulation.    We have obtained all state government authority needed to conduct our business as currently contemplated. Most state public service commissions require carriers that wish to provide local and other common carrier services provided within the state to be authorized to provide such services. Our operating subsidiaries and affiliates are authorized as common carriers in 24 states. These certifications cover the provision of switched services including local basic exchange service, point-to-point private line, competitive access services, and long distance services.

        Local Government Authorizations.    We may be required to obtain from municipal authorities street opening and construction permits and other rights-of-way to install and expand our networks in certain cities. In some cities, our affiliates or subcontractors already possess the requisite authorizations to construct or expand our networks. Any increase in the difficulty or cost of obtaining these authorizations and permits could adversely affect us, particularly where we must compete with companies that already have the necessary permits.

        In some of the metropolitan areas where we provide network services, we pay right-of-way or franchise fees based on a percentage of gross revenue or other metrics such as access lines. Municipalities that do not currently impose fees may seek to impose fees in the future, and following the expiration of existing franchises, fees may be increased. Under the 1996 Act, municipalities are required to impose such fees on a competitively neutral and nondiscriminatory basis. Municipalities that have fee structures that currently favor the ILECs may or may not conform their practices in a timely manner or without legal challenges by us or other CLECs. Moreover, ILECs with which we compete may be exempted from such local franchise fee requirements by previously-enacted legislation that allows the ILECs to utilize rights-of-way throughout their states without being required to pay franchise fees to local governments.

        In certain markets in which we license fiber from the Cable Operations and Advance/Newhouse, we obtain right of way through our Capacity License Agreements and have not been required to obtain separate franchises from municipalities. These municipalities could challenge our right to operate under cable franchises.

        If any of our existing franchise or license agreements for a particular metropolitan area are terminated prior to their expiration date and we are forced to remove our fiber optic cables from the streets or abandon our network in place, even with compensation, such termination could have a material adverse effect on us.

        We are party to various regulatory and administrative proceedings. Subject to the discussion above, we do not believe that any such proceedings will have a material adverse effect on our business.

Employees

        As of December 31, 2005, we had 2,034 employees, compared to 1,986 employees at December 31, 2004. We believe that our relations with our employees are good. By succession to certain operations of Time Warner Cable, our operation in New York City is party to a collective bargaining agreement that covers certain of our technicians in New York City. We believe that our success will depend in part on our ability to attract and retain highly qualified employees and maintain good working relations with our current employees.

Properties

        We lease network hub sites and other facility locations and sales and administrative offices, including some from Time Warner Cable and from Bright House Networks, LLC, in each of the cities in which we operate networks. During 2005, 2004, and 2003, rental expense for our facilities and offices totaled approximately $29.5 million, $28.5 million, and $29.6 million, respectively. We believe that our properties, taken as a whole, are in good operating condition and are adequate for our business operations. We currently lease approximately 107,000 square feet of space in Littleton, Colorado, where our corporate headquarters are located, and approximately 130,000 square feet of space in Greenwood Village, Colorado, where our national operations center and other administrative functions are located.

Legal Proceedings

        We are party to various claims and legal and regulatory proceedings in the ordinary cause of business. We do not believe that these claims or proceedings, individually or in the aggregate, are material or will have a material adverse effect on our business, financial condition, or results of operations.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table lists the ownership of our shares by our directors, the executive officers named in the table, all directors and executive officers as a group, and persons known to us as beneficial owners of more than 5% of our Class A or Class B common stock as of February 28, 2006, and pro forma after giving effect to the sale of shares of Class A common stock in this offering.

        To our knowledge, each person, along with his or her spouse, has sole voting and investment power over the shares unless otherwise noted. Information in the table is as of the latest reports by those entities that we received. Ownership includes direct and indirect (beneficial) ownership, as defined by Securities and Exchange Commission rules. This table assumes a base of 52,434,233 shares of Class A common stock and 65,936,658 shares of Class B common stock outstanding as of February 28, 2006, before any consideration is given to outstanding options, warrants, or convertible securities other than the Class B common stock. Each executive officer's address is c/o Time Warner Telecom, 10475 Park Meadows Drive, Littleton, Colorado 80124.

	Beneficial Ownership Prior to Offering				Pro Forma
	Class A Common Stock(1)(2)		Class B Common Stock(1)(2)(3)		Class A Shares Being Offered(4)	Total Common Stock After Offering(4)			Over-allotment Class A Shares Being Offered(4)	Total Common Stock After Over-allotment(4)
Name of Beneficial Owner	No. of Shares	Percent of Class	No. of Shares	Percent of Class		No. of Shares	Percent of Equity	Percent of Voting Power		No. of Shares	Percent of Equity	Percent of Voting Power
Five Percent Stockholders:
Time Warner Inc.(5)	—	—	50,363,739	76.4%	14,818,108	35,545,631	30.0%	66.2%	2,222,716	33,322,915	28.2%	65.2%
Newhouse Telecom(6)	—	—	9,536,856	14.5%	—	6,626,044	5.6%	12.3%	—	6,626,044	5.6%	13.0%
Advance Telecom(6)	—	—	6,036,063	9.2%	1,671,080	4,364,983	3.7%	8.1%	687,284	3,677,699	3.1%	7.2%
Samuel I. Newhouse Foundation Inc.(7)	—	—	—	—	2,910,812	—	—	—	—	—	—	—
Fidelity Management & Research Co(8)	7,555,777	14.4%	—	—	—	7,555,777	6.4%	1.4%	—	7,555,777	6.4%	1.5%
Columbia Wanger Asset Management(9)	6,384,000	12.2%	—	—	—	6,384,000	5.4%	1.2%	—	6,384,000	5.4%	1.2%
Federated Investors, Inc.(10)	4,749,200	9.1%	—	—	—	4,749,200	4.0%	*	—	4,749,200	4.0%	*
Merrill Lynch, Pierce, Fenner & Smith, Inc.(11)	2,847,667	5.4%	—	—	—	2,847,667	2.4%	*	—	2,847,667	2.4%	*
Directors and Executive Officers:
Larissa L. Herda	2,811,716	5.1%	—	—	—	2,811,716	2.3%	*	—	2,811,716	2.3%	*
Richard J. Davies	—	—	—	—	—	—	—	—	—	—	—	—
Spencer B. Hays	2,000	*	—	—	—	2,000	*	*	—	2,000	*	*
Robert Marcus	—	—	—	—	—	—	—	—	—	—	—	—
Olaf Olafsson	—	—	—	—	—	—	—	—	—	—	—	—
George Sacerdote	5,000	*	—	—	—	5,000	*	*	—	5,000	*	*
Kevin Mooney	5,000	*	—	—	—	5,000	*	*	—	5,000	*	*
Roscoe C. Young, II	7,500	*	—	—	—	7,500	*	*	—	7,500	*	*
John T. Blount	795,250	1.5%	—	—	—	795,250	*	*	—	795,250	*	*
Catherine A. Hemmer	387,937	*	—	—	—	387,937	*	*	—	387,937	*	*
Paul B. Jones	544,916	1.0%	—	—	—	544,916	*	*	—	544,916	*	*
Michael A. Rouleau	373,687	*	—	—	—	373,687	*	*	—	373,687	*	*
All directors and executive officers as group (17 persons)	6,111,267	10.5%	—	—	—	6,111,267	4.9%	1.1%	—	6,111,267	4.9%	1.1%

*
Represents less than one percent.
(1)
We have two classes of outstanding common stock, Class A common stock and Class B common stock. Beneficial ownership of common stock has been determined in accordance with the rules of the Securities and Exchange Commission, which is based upon having or sharing the power to vote or dispose of shares and includes: (i) shares of Class A common stock issuable upon exercise of options exercisable within 60 days of February 28, 2006, as follows: Ms. Herda—2,620,000 shares; Mr. Blount—750,250 shares; Ms. Hemmer—354,937 shares; Mr. Jones—522,375 shares; Mr. Rouleau—361,687 shares; and all directors and executive officers as a group—5,715,140 shares and (ii) shares of restricted stock as follows: Ms. Herda—74,687 shares; Mr. Blount—45,000 shares; Ms. Hemmer—32,500 shares; Mr. Jones—14,500 shares; Mr. Rouleau—12,000 shares; and all directors and executive officers as a group—260,750 shares, a portion of which remain unvested.
(2)
Excludes an equal amount of Class A common stock into which Class B common stock is convertible. The Class B common stock held by Time Warner Inc. subsidiaries (see Note 5), Newhouse Telecom Holdings Corp., and Advance Telecom Holdings Corp., represented on a converted basis prior to this offering, 42.5%, 8.1%, and 5.1%, respectively, of the Class A common stock.
(3)
Solely as a result of the agreement of the Class B stockholders to vote in favor of the others' director nominees under a stockholders' agreement, the Class B stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them.
(4)
The shares being offered by Samuel I. Newhouse Foundation Inc. were received by Newhouse Telecom Holdings Corp. upon conversion of 2,910,812 shares of Class B common stock on March 23, 2006, and subsequently were gifted to Samuel I. Newhouse Foundation Inc. The other selling stockholders will convert shares of Class B common stock immediately prior to the closing of this offering, into the shares of Class A common stock to be sold. Shares held by the selling stockholders and Newhouse Telecom Holdings Corp. following completion of this offering are shares of Class B common stock.
(5)
Owned by Time Warner Companies, Inc., American Television and Communications Corporation, Warner Communications Inc., and TW/TAE, Inc., each a direct or indirect wholly owned subsidiary of Time Warner Inc. The business address of Time Warner Inc. is One Time Warner Center, New York, New York 10019. Shares being sold in this offering are being sold by American Television and Communications Corporation and TW/TAE, Inc.
(6)
The business address of Advance Telecom Holdings Corp. and Newhouse Telecom Holdings Corp. is 5000 Campuswood Drive, East Syracuse, New York 13057.
(7)
The business address of Samuel I. Newhouse Foundation Inc. is Four Times Square, New York, New York 10036. The shares being offered by Samuel I. Newhouse Foundation Inc. were received by Newhouse Telecom Holdings Corp. upon conversion of 2,910,812 shares of Class B common stock on March 23, 2006, and subsequently were gifted to Samuel I. Newhouse Foundation Inc.
(8)
Based on Schedule 13G/A dated February 14, 2006, the business address of Fidelity Management & Research Company is 82 Devonshire Street, Boston, MA 02109.
(9)
Based on Schedule 13G dated January 9, 2006, the business address of of Columbia Wanger Asset Management LP is 227 W Monroe Street, Ste. 3000, Chicago, IL 60606.
(10)
Based on Schedule 13G/A dated February 14, 2006, the business address of Federated Investors, Inc. is 5800 Corporate Drive, Pittsburgh, PA 15222.
(11)
Based on Schedule 13F-NT dated February 15, 2006, the business address of Merrill Lynch, Pierce, Fenner & Smith, Inc. is 4 World Financial Center, North Tower, New York, New York 10080.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is a summary and is subject to the provisions of our restated certificate of incorporation, our by-laws and the relevant provisions of the laws of Delaware. Our restated certificate of incorporation provides for authorized capital stock of 459.8 million shares, including 277.3 million shares of Class A common stock, $.01 par value per share, 162.5 million shares of Class B common stock, $.01 par value per share, and 20.0 million shares of preferred stock, $.01 par value per share. No preferred stock is outstanding.

Common Stock

        The relative rights of the Class A common stock and Class B common stock are substantially identical in all respects, except for voting rights and conversion rights.

        Voting Rights.    Each share of Class A common stock entitles the holder to one vote and each share of Class B common stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the common stock. The holders of the shares of Class A common stock and Class B common stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to our restated certificate of incorporation that would increase the number of authorized shares of common stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number then outstanding), except as required by the Delaware General Corporation Law and except that,

  •
  as long as the outstanding Class B common stock represents at least 50% of the aggregate voting power of both classes of common stock outstanding, the approval of 100% of the Class B stockholders is required:

  •
  to amend, alter or repeal any provision of the restated certificate of incorporation, other than in connection with certain ministerial actions; or

  •
  for any direct or indirect disposition by us of capital stock of subsidiaries or assets that in either case represent substantially all of our assets and those of our subsidiaries on a consolidated basis; and

  •
  the approval of 100% of the Class B stockholders is required for the issuance of any additional shares of Class B common stock or any capital stock having more than one vote per share.

        Neither the holders of Class A common stock nor the holders of Class B common stock have cumulative voting rights.

        Dividends.    Each share of common stock is entitled to receive dividends from funds legally available therefor if, as and when declared by our board of directors. Class A common stock and Class B common stock share equally, on a share-for-share basis, in any dividends declared by our board of directors. If at any time a distribution of the Class A common stock or Class B common stock is to be paid in shares of Class A common stock, Class B common stock or any other of our securities or securities of any other person, such dividends may be declared and paid only as follows:

  •
  a share distribution consisting of Class A common stock to holders of Class A common stock and Class B common stock, on an equal per share basis; or to holders of Class A common stock only, but in such event there shall also be a simultaneous share distribution to holders of Class B common stock consisting of shares of Class B common stock on an equal per share basis;

  •
  a share distribution consisting of Class B common stock to holders of Class B common stock and Class A common stock, on an equal per share basis; or to holders of Class B common stock only, but in such event there shall also be a simultaneous share distribution to holders of Class A common stock consisting of shares of Class A common stock on an equal per share basis; and

  •
  a share distribution of shares of any class of our securities other than the common stock or the securities of any other person, either on the basis of a distribution of identical securities, on an equal per share basis to the holders of Class A common stock and Class B common stock, or on the basis of a distribution of one class of securities to the holders of Class A common stock and another class of securities to the holders of Class B common stock, provided that the securities so distributed do not differ in any respect other than relative voting rights and related differences in designations, conversion and share distribution provisions, with the holders of Class B common stock receiving the class having the higher relative voting rights, provided that if the securities so distributed constitute capital stock of a subsidiary of ours, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designations, conversion and distribution provisions between Class A common stock and Class B common stock. If we shall in any manner subdivide or combine the outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class of common stock shall be proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A common stock or Class B common stock, as the case may be, that have been subdivided or combined.

        Conversion.    Under our restated certificate of incorporation, each share of Class B common stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A common stock. The Class A common stock has no conversion rights.

        Equivalent Consideration In Certain Transactions.    In the event of any merger, consolidation, acquisition of all or substantially all of our assets or other reorganization to which we are a party, in which any consideration is to be received by the holders of Class A common stock and Class B common stock, those holders must receive the Equivalent Consideration (as defined below) on a per share basis. Under our restated certificate of incorporation, "Equivalent Consideration" is defined as consideration of substantially equivalent economic value as determined by our board of directors at the time of execution of the definitive agreement relating to the applicable merger, consolidation, acquisition or reorganization, provided, that

  •
  the holders of Class A common stock can receive consideration of a different form from the consideration to be received by the holders of Class B common stock and

  •
  if the holders of Class A common stock and Class B common stock are to receive securities of any other person, such securities (and, if applicable, the securities into which the received securities are convertible, or for which they are exchangeable, or which they evidence the right to purchase) can differ with respect to their relative voting rights and related differences in conversion and share distribution provisions, with the holders of shares of Class B common stock receiving the class or series having the higher relative voting rights, and the differences permitted by this sub-paragraph are not taken into account in the determination of equivalent economic value.

        Other.    Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on our liquidation, dissolution or winding up. All outstanding shares are, and all shares of Class A common stock issuable upon conversion of any securities will be, when sold, validly issued, fully paid and nonassessable. We may not subdivide or combine shares of common stock without at the same time proportionally subdividing or combining shares of the other classes. We may redeem shares of any class of stock other than the Class B common stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from a governmental agency that is conditioned on some or all of the holders of our stock possessing certain qualifications. The redemption price would be the average trading price of the stock during the 45 days prior to such redemption, or the fair market value of the stock as determined by our board of directors, and may be paid in cash or certain securities, as determined by our board.

Preferred Stock

        Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the Class A common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Corporate Opportunities

        Our restated certificate of incorporation provides that the Class B stockholders are not restricted from engaging directly or indirectly in the same or similar business activities or lines of business as us. In the event that any of the Class B stockholders acquires knowledge of a potential transaction or matter that may be a corporate opportunity for such Class B stockholder and us, such corporate opportunity shall be allocated to the Class B stockholder if offered to any person who is an officer, employee or director of the Class B stockholder and/or us, unless such opportunity is expressly offered to such person primarily in his or her capacity as an officer, employee or director of us. Other than under these circumstances, the Class B stockholders shall have no duty to communicate or present such corporate opportunity to us.

Section 203 of the Delaware General Corporation Law

        Our restated certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a "business combination," as defined in that section, with an "interested stockholder," as defined in that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.

Limitations on Liability and Indemnification of Officers and Directors

        Our restated certificate of incorporation limits the liability of directors to us or our stockholders for breaches of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law, and also provides that no amendment of the indemnification provision in our certificate of incorporation will affect the liability of a director for acts or omissions occurring prior to such amendment. In addition, our restated by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. We have entered into separate indemnification agreements with our current directors and executive officers that have the effect of providing such persons indemnification protection in the event our restated by-laws are subsequently amended.

Nasdaq Trading

        Our Class A common stock is listed on the Nasdaq National Market under the symbol "TWTC."

Transfer Agent and Registrar

        The transfer agent and registrar for the Class A common stock is Wells Fargo Bank, Minnesota N.A.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the selling stockholders have agreed to sell to each of the underwriters, and the underwriters have severally agreed to purchase from the selling stockholders, the number of shares of our Class A common stock listed below:

Name	Number of Shares
Deutsche Bank Securities Inc.	7,760,000
Morgan Stanley & Co. Incorporated	6,790,000
J.P. Morgan Securities Inc.	3,880,000
Wachovia Capital Markets, LLC	970,000

Total	19,400,000

        The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A common stock offered by this prospectus supplement and the accompanying prospectus if any shares are taken. However, the underwriters are not required to take or pay for any shares of Class A common stock covered by the option of the underwriters to purchase additional shares of Class A common stock described below.

        The underwriters initially propose to offer the shares of our Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement. After the shares are released to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

        The selling stockholders have granted to the underwriters an option (exercisable for 30 days from the date of the closing of this offering) to purchase, in the event the underwriters sell more than 19,400,000 shares of Class A common stock, up to an additional 2,910,000 shares of Class A common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions.

        The following table shows the total underwriting discounts and commissions to be paid to the underwriters by us for the Class A common stock. These amounts are shown assuming both no exercise and full exercise of the option of the underwriters to purchase up to 2,910,000 shares of Class A common stock.

Underwriting Discounts and Commissions Paid by the Selling Stockholders	Per Share	No Exercise	Full Exercise
Public offering price	$14.62	$283,628,000	$326,172,200
Underwriting discounts and commissions	0.62135	12,054,190	13,862,319

Proceeds, before expenses, to the selling stockholders	$13.99865	$271,573,810	$312,309,881

        We estimate that expenses of the offering to be paid by us, not including underwriting discounts and commissions, which are being paid by the selling stockholders, to be approximately $797,000. We will not receive any proceeds from the sale of the shares of Class A common stock by the selling stockholders.

        Our Class A common stock has traded on the Nasdaq National Market under the symbol "TWTC" since May 12, 1999.

        We, substantially all of our directors and executive officers, and the selling stockholders have agreed, without the prior written consent of Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated not to, during the period ending 90 days immediately after the date of this prospectus supplement:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; or

  •
  file any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

        The restrictions described in the preceding paragraph do not apply to:

  •
  the issuance and sale of the Class A common stock offered by this prospectus supplement or of the debentures offered in the concurrent offering;

  •
  the issuance of shares of our Class A common stock upon conversion of the debentures offered in the concurrent offering;

  •
  the issuance by us of shares of our Class A common stock upon the exercise of options or a warrant or the conversion of a security outstanding as of the date of this prospectus supplement;

  •
  the issuance by us of shares of our Class A common stock, options or other rights under our existing stock option plan, stock ownership plan or other employee plan;

  •
  the sale by any of our directors and officers of shares of our Class A common stock through existing Rule 10b5-1 plans as in effect on March 16, 2006;

  •
  the transfer by any of our directors and officers as a bona fide gift of our Class A common stock, provided that the transferee agrees to be bound by such restrictions and certain other conditions are satisfied;

  •
  direct or indirect transfers or disposals by any of the selling stockholders of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, provided that the transferee (if other than our company) agrees to be bound by such restrictions;

  •
  the tender by any of the selling stockholders of their shares of our common stock into a tender offer for all of the shares of our common stock or the direct or indirect transfer or disposal of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock as part of a business combination transaction involving our company; or

  •
  certain transactions by any person other than us relating to shares of our Class A common stock or other securities acquired in open market transactions after the completion of this offering.

        In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase shares or purchasing the shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell Class A common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        In general, purchases of a security for the purpose of stabilizing or reducing a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters and their affiliates have provided and may provide financial advisory and investment banking services to certain former and existing stockholders and us, for which they receive customary fees.

LEGAL MATTERS

        Certain legal matters relating to the Class A common stock offered hereby will be passed upon for us by Faegre & Benson LLP, Denver, Colorado. The underwriters have been represented in connection with this offering by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The consolidated financial statements and schedule of Time Warner Telecom Inc. appearing in Time Warner Telecom Inc.'s Form 10-K for the year ended December 31, 2005, and Time Warner Telecom Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein and in the registration statement by reference. Such financial statements and management's assessment have been incorporated herein and in the registration statement by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

        The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

  •
  our Definitive Proxy Statement on Schedule 14A filed on April 29, 2005;

  •
  Current Reports on Form 8-K filed on January 20, 2005, April 4, 2005, April 26, 2005, May 9, 2005, June 1, 2005, June 21, 2005, July 21, 2005, October 13, 2005, December 29, 2005. January 11, 2006, February 2, 2006, February 16, 2006, February 23, 2006 and March 22, 2006; and

  •
  the description of our Class A common stock contained in the Registration Statement on Form 8-A as declared effective by the SEC on July 28, 1999.

        All documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before all of the Class A common stock offered by this prospectus supplement are sold are incorporated by reference in this prospectus supplement from the date of filing of the documents, other than, unless we specifically provide otherwise, portions of these documents that are either (1) described in paragraphs (i), (k) and (1) of Item 402 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

        You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

Corporate Secretary
Time Warner Telecom Inc.
10475 Park Meadows Drive
Littleton, Colorado 80124
Telephone: (303) 566-1000

        Documents may also be available on our web site at www.twtelecom.com. Information contained on our web site is not a prospectus and does not constitute part of this prospectus.

PROSPECTUS

Debt Securities
Preferred Stock
Class A Common Stock
Class B Common Stock
Securities Warrants

        We may offer, from time to time, debt securities, shares of Class A common stock, shares of preferred stock, or warrants to purchase our debt or equity securities. In addition, selling stockholders to be named in a prospectus supplement may offer, from time to time, shares of our Class A common stock or Class B common stock.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that will describe the method and terms of the related offering. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

        Our Class A common stock is quoted on the Nasdaq National Market under the symbol "TWTC."

        See "Risk Factors" on page 1 for a discussion of certain factors that you should consider before purchasing our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We or the selling stockholders may sell the securities to or through underwriters, to other purchasers, through agents, or through a combination of these methods. The names of the underwriters will be stated in the prospectus supplements and other offering material. We or the selling stockholders may also sell securities directly to investors.

This prospectus is dated March 17, 2006

About This Prospectus
Where You Can Find More Information
Forward-Looking Statements
The Company
Risk Factors
Use of Proceeds
Ratio of Earnings to Fixed Charges
Dividend Policy
Description of Debt Securities
Description of Capital Stock
Description of Securities Warrants
Legal Matters
Experts

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell debt securities, shares of Class A common stock, shares of preferred stock, or warrants to purchase our debt or equity securities, either separately or in units, in one or more offerings. In addition, selling stockholders to be named in a prospectus supplement may sell, from time to time, shares of our Class A common stock or Class B common stock. Each time we or any selling stockholder offers securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents By Reference." The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. Statements contained in this prospectus and the applicable prospectus supplement about the provisions or content of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

        You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus, the applicable prospectus supplement or any other offering material is accurate as of any date other than the dates on the front of those documents.

i

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the SEC in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's World Wide Web site at http://www.sec.gov.

        We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference into this prospectus, information in a document incorporated by reference in this prospectus automatically updates and supercedes information in earlier documents that are incorporated by reference in this prospectus, and information that we file subsequently with the SEC will automatically update information in this prospectus as well as our other filings with the SEC. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, or between information set forth in one or more documents incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered under this prospectus:

  •
  Annual Report on Form 10-K for the year ended December 31, 2005;

  •
  Definitive Proxy Statement on Schedule 14A filed on April 29, 2005;

  •
  Current Reports on Form 8-K filed on January 20, 2005, April 4, 2005, April 26, 2005, May 9, 2005, June 1, 2005, June 21, 2005, July 21, 2005, October 13, 2005, December 29, 2005, January 11, 2006, February 2, 2006, February 16, 2006, and February 23, 2006; and

  •
  The description of our common stock contained in the Registration Statement on Form 8-A as declared effective by the SEC on July 28, 1999.

        You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                      Corporate Secretary
                      Time Warner Telecom Inc.
                      10475 Park Meadows Drive
                      Littleton, Colorado 80124
                      (303) 566-1000

ii

FORWARD-LOOKING STATEMENTS

        This prospectus, any prospectus supplement delivered with this prospectus and the documents we incorporate by reference may contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include any statements that predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will result," or words or phrases of similar meaning. Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may vary materially from anticipated results for a number of reasons, including those stated under the caption "Risk Factors" in our SEC reports incorporated in this prospectus by reference. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements above. We do not have any intention or obligation to update forward-looking statements to reflect new information, future events or risks or the eventual outcome of the facts underlying the forward-looking statements.

iii

THE COMPANY

        We are a leading provider of managed network solutions to a wide range of business customers and organizations throughout the United States. We deliver data, dedicated Internet access, and local and long distance voice services. Our customers are principally enterprise organizations in the health care, finance, higher education, manufacturing and hospitality industries, state, local and federal government entities, as well as long distance carriers, incumbent local exchange carriers, competitive local exchange carriers, wireless communications companies, and Internet service providers.

        We operate in 44 metropolitan markets that have high concentrations of medium- and large-sized businesses. As of December 31, 2005, our networks spanned 20,604 route miles and contained the equivalent of 965,274 fiber miles. We offer service in 22 states to approximately 5,982 buildings served entirely by our own network facilities and 16,246 buildings served through the use of our fiber network, and our switching facilities (for switched services) with leased services from other carriers to connect our distribution ring to the customer location. We continue to expand our footprint within our existing markets by connecting our network into additional buildings. We also have expanded our Internet Protocol, or IP, backbone data networking capability between markets supporting end-to-end Ethernet connections for customers, and have selectively interconnected existing service areas within regional clusters with fiber optic facilities that we own or lease. In addition, we provide on-net inter-city switched services that provide our customers a virtual presence in a remote city.

        We have two classes of common stock outstanding, Class A common stock and Class B common stock. Holders of Class A common stock have one vote per share and holders of Class B common stock have ten votes per share. Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock. Currently, the Class B common stock is collectively owned directly or indirectly by Time Warner Inc., and by Advance Telecom Holdings Corporation and Newhouse Telecom Holdings Corporation, which we refer to collectively as Advance/Newhouse. Holders of Class A common stock and Class B common stock generally vote together as a single class. However, some matters require the approval of 100% of the holders of the Class B common stock, voting separately as a class, and some matters require the approval of a majority of the holders of the Class A common stock, voting separately as a class. As of December 31, 2005, the Class B stockholders had approximately 93% of the combined voting power of the outstanding common stock and were represented by five members of the Board of Directors.

        Our principal executive offices are located at 10475 Park Meadows Drive, Littleton, Colorado 80124, and our telephone number is (303) 566-1000. Our Internet address is http://www.twtelecom.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

RISK FACTORS

        Prior to making an investment decision with respect to the securities that we may offer, prospective investors should carefully consider the specific factors set forth under the caption "Risk Factors" in the applicable prospectus supplement, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and the applicable prospectus supplement, in light of their particular investment objectives and financial circumstances.

USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds to us from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, investments, additions to working capital, capital expenditures and advances to or investments in our subsidiaries. Net proceeds may be temporarily invested prior to use. We will not receive any proceeds from sales of securities by selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	2005	2004	December 31, 2003	2002	2001
Ratio (Deficiency) of Earnings to Fixed Charges	(110,941)	(135,111)	(86,605)	(368,118)	(136,565)

        For purposes of calculating the deficiency of earnings to cover fixed charges, earnings were calculated by adding (i) net income (loss) before income taxes and cumulative effect of change in accounting principle, and (ii) fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and the portion of rents representative of an interest factor.

        For the periods indicated above, we had no outstanding shares of preferred stock. Therefore, the combined ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented above for all such periods.

DIVIDEND POLICY

        We have never paid or declared any dividends and do not anticipate paying any dividends in the foreseeable future. The decision whether to pay dividends will be made by our Board of Directors in light of conditions then existing, including our results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors. In addition, the indentures for each of our outstanding series of senior notes and the credit agreement governing our revolving credit facility and term loan B facility contain covenants that effectively prevent us from paying cash dividends on our common stock for the foreseeable future.

DESCRIPTION OF DEBT SECURITIES

        This section describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities we will provide the specific terms of such series in a prospectus supplement. Accordingly, for a description of the terms of any series of debt securities, you must refer to both the prospectus supplement relating to that series and the description of the debt securities in this prospectus. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement.

        The debt securities will be issued under an indenture between us and Wells Fargo Bank, National Association. As used in this prospectus, "debt securities" means the debentures, notes, bonds and other evidences of indebtedness that we issue and the trustee authenticates and delivers under the indenture.

        We have summarized the material terms and provisions of the indenture in this section. We have also filed the form of the indenture as an exhibit to the registration statement. You should read the form of indenture for additional information before you buy any debt securities. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

General

        The debt securities will be our unsecured direct obligations and may be convertible into shares of our common stock or preferred stock. The indenture does not limit the amount of debt securities that we may issue and permits us to issue debt securities from time to time. Debt securities issued under the indenture will be issued as part of a series that has been established by us under the indenture. (Section 301)

        A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  the title and type of the debt securities;

  •
  any limit on the total principal amount of the debt securities;

  •
  the price at which the debt securities will be issued;

  •
  the date or dates on which the principal of and premium, if any, on the debt securities will be payable;

  •
  the maturity date of the debt securities;

  •
  if the debt securities will bear interest:

  •
  the per annum interest rate on the debt securities, and whether the interest rate will be fixed or variable, or the method used to determine the rate at which the debt securities will bear interest;

  •
  the date from which interest will accrue;

  •
  the record and interest payment dates for the debt securities;

  •
  the first interest payment date; and

  •
  any circumstances under which we may defer or capitalize interest payments;

  •
  any optional redemption provisions that would permit us or the holders of debt securities to elect redemption of the debt securities prior to their final maturity;

  •
  any mandatory redemption or sinking fund provisions that would obligate us to redeem the debt securities prior to their final maturity;

  •
  the terms applicable to any debt securities issued at a discount from their stated principal amount;

  •
  if the debt securities will be convertible into or exchangeable for our common stock, preferred stock, or other debt securities at our option or the option of the holders, the provisions relating to such conversion or exchange;

  •
  the currency or currencies in which the debt securities will be denominated and payable, if other than U.S. dollars;

  •
  any provisions that would permit us or the holders of the debt securities to elect the currency or currencies in which the debt securities are paid;

  •
  whether the provisions described under the heading "Defeasance" below apply to the debt securities;

  •
  any changes to or additional events of default or covenants;

  •
  whether we will issue the debt securities in whole or in part in the form of global securities and, if so, the depositary for those global securities;

  •
  any special tax implications of the debt securities; and

  •
  any other terms of the debt securities. (Section 301)

Denominations

        Unless the prospectus supplement states otherwise, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000. If we ever issue bearer securities, we will summarize provisions of the indenture that relate to bearer securities in the applicable prospectus supplement.

Payment; Transfer

        We will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities or transfer the debt securities. Even though we will designate a place of payment, we may elect to pay any interest on the debt securities by mailing a check to the person listed as the owner of the debt securities in the security register or by wire transfer to an account designated by that person in writing not less than ten days before the date of the interest payment. (Sections 305, 307, 1002) There will be no service charge for any registration of transfer or exchange of the debt securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities. (Section 305)

Covenants

        We will describe in the prospectus supplement any restrictive covenants applicable to an issue of debt securities.

Conversion and Exchange Rights

        We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which the debt securities are convertible or exchangeable into common stock or preferred stock or other debt securities. Those terms could include:

  •
  whether the debt securities are convertible into or exchangeable for common stock or preferred stock;

  •
  the conversion price or exchange ratio, or the manner of calculating the same;

  •
  the conversion or exchange period;

  •
  provisions regarding whether conversion or exchange will be at our option or at the option of the holders;

  •
  the events requiring an adjustment of the conversion price or exchange ratio; and

  •
  provisions affecting conversion or exchange in the event of the redemption of the debt securities.

Consolidation, Merger or Sale

        We may not consolidate or merge with or into any other person or convey, transfer, or lease all or substantially all of our assets to another person unless:

  •
  we are the resulting or surviving person or the resulting, surviving or acquiring person, if other than us, is a corporation organized and validly existing under the laws of the United States, any state of the United States or the District of Columbia and expressly assumes all of our liabilities and obligations under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture;

  •
  immediately after the transaction, no event of default exists; and

  •
  we deliver an officer's certificate and an opinion of counsel to the trustee stating that such transaction is in compliance with the terms of the indenture. (Section 801)

        If we consolidate or merge with or into any other person and we are not the resulting or surviving person or we convey, transfer or lease all or substantially all of our assets according to the terms and conditions of the indenture, the resulting, surviving or acquiring corporation will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, other than in the case of a lease, the successor corporation may exercise our rights and powers under the indenture, in our name or in its own name and we will be released from all our liabilities and obligations under the indenture and under the debt securities. (Section 802)

Events of Default

        Unless otherwise stated in the applicable prospectus supplement, an "event of default," when used in the indenture with respect to any series of debt securities, means any of the following:

  •
  failure to pay interest on any debt security of that series for 30 days after the payment is due;

  •
  failure to pay the principal of or any premium on any debt security of that series when due;

  •
  failure to deposit any sinking fund payment on debt securities of that series when due;

  •
  failure to perform any other covenant in the indenture that applies to debt securities of that series for 90 days after we have received written notice of the failure to perform in the manner specified in the indenture;

  •
  certain events in bankruptcy, insolvency or reorganization; or

  •
  any other event of default that may be specified for the debt securities of that series when that series is created. (Section 501)

        If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to certain conditions, rescind the declaration. (Sections 502, 513)

        The prospectus supplement relating to each series of debt securities that are original issue discount securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of that series when an event of default occurs and continues.

        An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The indenture requires us to file an officers' certificate with the trustee each year that states that certain defaults do not exist under the terms of the indenture. (Section 1008) The trustee may withhold notice to the holders of debt securities of any default, except defaults in the payment of principal, premium, interest or any sinking fund installment, if it considers the withholding of notice to be in the best interests of the holders. (Section 602)

        Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders of the debt securities, unless the holders offer the trustee reasonable indemnification. (Sections 601, 603) If reasonable indemnification is provided, then, subject to certain other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of:

  •
  conducting any proceeding for any remedy available to the trustee; or

  •
  exercising any trust or power conferred upon the trustee. (Sections 512, 603)

        The holder of a debt security of any series will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

  •
  such holder has previously given the trustee written notice of a continuing event of default with respect to that series;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request of, and offered reasonable indemnification to, the trustee to begin the proceeding;

  •
  the trustee has not started the proceeding within 60 days after receiving the request; and

  •
  the trustee has not received directions inconsistent with the request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series. (Section 507)

        However, the holder of any debt security will have an absolute right to receive payment of principal of and any premium and interest on the debt security when due and to institute suit to enforce the payment thereof. (Section 508)

Modification and Waiver

        Under the indenture, we and the trustee can modify or amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities affected by the modification or amendment. However, we may not, without the consent of the holder of each debt security affected:

  •
  change the stated maturity date of any payment of principal of or any premium or interest on the debt securities;

  •
  reduce certain payments due on the debt securities;

  •
  change the place of payment or currency in which any payment on the debt securities is payable;

  •
  limit a holder's right to sue us for the enforcement of certain payments due on the debt securities;

  •
  reduce the percentage of outstanding debt securities required to consent to a modification or amendment of the indenture;

  •
  limit a holder's right, if any, to repayment of debt securities at the holder's option; or

  •
  modify any of the foregoing requirements or reduce the percentage of outstanding debt securities required to waive compliance with certain provisions of the indenture or waive certain defaults under the indenture. (Section 902)

        In addition, under the indenture we and the trustee may supplement the indenture without notice to or the consent of any holder to, among other action:

  •
  comply with the provisions concerning consolidation, merger and sale of assets;

  •
  add to the covenants for the benefit of holders of debt securities or any coupons, to convey, transfer, assign, mortgage or pledge any property to or with the trustee, or to surrender any right or power granted to us in the indenture;

  •
  add any additional events of default;

  •
  provide for uncertificated notes in addition to or in place of certificated notes;

  •
  evidence and provide for the acceptance of appointment by a successor trustee;

  •
  cure any ambiguity, to correct or supplement any provision of the indenture which may be defective or inconsistent with any other provision thereof, or to make any other provisions with respect to matters or questions arising under the indenture, provided such other provisions do not materially and adversely affect the interests of the holders of debt securities; or

  •
  add to or change or eliminate any provision of this indenture as is necessary or desirable to comply with any amendments to the Trust Indenture Act. (Section 901)

        Under the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series of debt securities may, on behalf of all holders of that series:

  •
  waive compliance by us with certain restrictive covenants of the indenture; and

  •
  waive any past default under the indenture, except:

  •
  a default in the payment of the principal of or any premium or interest on any debt securities of that series; or

  •
  a default under any provision of the indenture that itself cannot be modified or amended without the consent of the holders of each outstanding debt security of that series. (Sections 1009, 513)

Defeasance

        Defeasance and Discharge.    At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the defeasance and discharge provisions of the indenture. If we so provide, we will be discharged from our obligations on the debt securities of that series if we deposit with the trustee, in trust, sufficient money or government obligations to pay the principal, interest, any premium and any other sums due on the debt securities of that series, such as sinking fund payments, on the dates the payments are due under the indenture and the terms of the debt securities. (Section 403) As used above, "government obligations" mean:

  •
  securities of the same government that issued the currency in which the series of debt securities are denominated and in which interest is payable; or

  •
  securities of government agencies backed by the full faith and credit of that government. (Section 101)

        In the event that we deposit funds in trust and discharge our obligations under a series of debt securities as described above, then:

  •
  the indenture will no longer apply to the debt securities of that series (except for obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of such debt securities, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds); and

  •
  holders of debt securities of that series can only look to the trust funds for payment of principal of, and any premium and interest on, the debt securities of that series. (Section 403)

        Under U.S. federal income tax law, a deposit and discharge as described above may be treated as an exchange of the related debt securities for an interest in the trust mentioned above. Each holder might be required to recognize gain or loss equal to the difference between:

  •
  the holder's cost or other tax basis for the debt securities, and

  •
  the value of the holder's interest in the trust.

        Holders might be required to include in income a share of the income, gain or loss of the trust, including gain or loss recognized in connection with any substitution of collateral, as described in this section under the heading "—Substitution of Collateral" below. You are urged to consult your own tax advisers as to the specific consequences of a deposit and discharge as described above, including the applicability and effect of tax laws other than U.S. federal income tax law.

        Defeasance of Certain Covenants and Certain Events of Default.    At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the covenant defeasance provisions of the indenture. If we so provide and we make the deposit described in this section under the heading "—Defeasance and Discharge" above:

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  we will not have to comply with the following restrictive covenants contained in the indenture:

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  Consolidation, Merger or Sale (Section 801);

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  Maintenance of Properties and Payment of Taxes and Other Claims (Sections 1005 and 1007); and

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  any other covenant we designate when we establish the series of debt securities; and

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  we will not have to treat the events described in the fourth bullet point under the heading "—Events of Default" as they relate to the covenants listed above that have been defeased and no longer are in effect and the events described in the fifth and sixth bullet points under the heading "—Events of Default" as events of default under the indenture in connection with that series.

        In the event of a defeasance, our obligations under the indenture and the debt securities, other than with respect to the covenants and the events of default specifically referred to above, will remain in effect. (Section 1501)

        If we exercise our option not to comply with the certain covenants listed above and the debt securities of that series become immediately due and payable because an event of default has occurred, other than as a result of an event of default specifically referred to above, the amount of money and/or government obligations on deposit with the trustee will be sufficient to pay the principal, interest, any premium and any other sums due on the debt securities of that series (such as sinking fund payments) on the date the payments were originally scheduled to be due under the indenture and the terms of the debt securities, but may not be sufficient to pay amounts due at the time of such acceleration. However, we would remain liable for the balance of such payments. (Section 1501)

        Substitution of Collateral.    At the time that we establish a series of debt securities under the indenture, we can provide for our ability to, at any time, withdraw any money or government obligations deposited under the defeasance provisions described above if we simultaneously substitute other money and/or government obligations that would satisfy our payment obligations on the debt securities of that series under the defeasance provisions applicable to those debt securities. (Section 402)

No Personal Liability of Some Persons

        No past, present or future stockholder, incorporator, employee, officer or director of ours or any successor corporation or any of our affiliates will have any personal liability for our obligations under the indenture or the debt securities because of his, her or its status as a stockholder, incorporator, employee, officer or director.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is a summary and is subject to the provisions of our restated certificate of incorporation, our by-laws and the relevant provisions of the law of Delaware. Our restated certificate of incorporation provides for authorized capital stock of 459.8 million shares, including 277.3 million shares of Class A common stock, $.01 par value per share, 162.5 million shares of Class B common stock, $.01 par value per share, and 20 million shares of preferred stock, $.01 par value per share. No preferred stock is outstanding.

Common Stock

        The relative rights of the Class A common stock and Class B common stock are substantially identical in all respects, except for voting rights and conversion rights.

        Voting Rights.    Each share of Class A common stock entitles the holder to one vote and each share of Class B common stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the common stock. The holders of the shares of Class A common stock and Class B common stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to our restated certificate of incorporation that would increase the number of authorized shares of common stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number then outstanding), except as required by the Delaware General Corporation Law and except that,

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  as long as the outstanding Class B common stock represents at least 50% of the aggregate voting power of both classes of common stock outstanding, the approval of 100% of the Class B stockholders is required:

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  to amend, alter or repeal any provision of the restated certificate of incorporation, other than in connection with certain ministerial actions; or

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  for any direct or indirect disposition by us of capital stock of subsidiaries or assets that in either case represent substantially all of our assets and those of our subsidiaries on a consolidated basis; and

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  the approval of 100% of the Class B stockholders is required for the issuance of any additional shares of Class B common stock or any capital stock having more than one vote per share.

        Neither the holders of Class A common stock nor the holders of Class B common stock have cumulative voting rights.

        Dividends.    Each share of common stock is entitled to receive dividends from funds legally available therefor if, as and when declared by our board of directors. Class A common stock and Class B common stock share equally, on a share-for-share basis, in any dividends declared by our board of directors. If at any time a distribution of the Class A common stock or Class B common stock is to be paid in shares of Class A common stock, Class B common stock or any other of our securities or securities of any other person, such dividends may be declared and paid only as follows:

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  a share distribution consisting of Class A common stock to holders of Class A common stock and Class B common stock, on an equal per share basis; or to holders of Class A common stock only, but in such event there shall also be a simultaneous share distribution to holders of Class B common stock consisting of shares of Class B common stock on an equal per share basis;

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  a share distribution consisting of Class B common stock to holders of Class B common stock and Class A common stock, on an equal per share basis; or to holders of Class B common stock only, but in such event there shall also be a simultaneous share distribution to holders of Class A common stock consisting of shares of Class A common stock on an equal per share basis; and

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  a share distribution of shares of any class of our securities other than the common stock or the securities of any other person, either on the basis of a distribution of identical securities, on an equal per share basis to the holders of Class A common stock and Class B common stock, or on the basis of a distribution of one class of securities to the holders of Class A common stock and another class of securities to the holders of Class B common stock, provided that the securities so distributed do not differ in any respect other than relative voting rights and related differences in designations, conversion and share distribution provisions, with the holders of Class B common stock receiving the class having the higher relative voting rights, provided that if the securities so distributed constitute capital stock of a subsidiary of ours, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designations, conversion and distribution provisions between Class A common stock and Class B common stock. If we shall in any manner subdivide or combine the outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class of common stock shall be proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A common stock or Class B common stock, as the case may be, that have been subdivided or combined.

        Conversion.    Under our restated certificate of incorporation, each share of Class B common stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A common stock. The Class A common stock has no conversion rights.

        Equivalent Consideration In Certain Transactions.    In the event of any merger, consolidation, acquisition of all or substantially all of our assets or other reorganization to which we are a party, in which any consideration is to be received by the holders of Class A common stock and Class B common stock, those holders must receive the Equivalent Consideration (as defined below) on a per share basis. Under our restated certificate of incorporation, "Equivalent Consideration" is defined as consideration of substantially equivalent economic value as determined by our board of directors at the time of execution of the definitive agreement relating to the applicable merger, consolidation, acquisition or reorganization, provided, that

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  the holders of Class A common stock can receive consideration of a different form from the consideration to be received by the holders of Class B common stock and

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  if the holders of Class A common stock and Class B common stock are to receive securities of any other person, such securities (and, if applicable, the securities into which the received securities are convertible, or for which they are exchangeable, or which they evidence the right to purchase) can differ with respect to their relative voting rights and related differences in conversion and share distribution provisions, with the holders of shares of Class B common stock receiving the class or series having the higher relative voting rights, and the differences permitted by this sub-paragraph are not taken into account in the determination of equivalent economic value.

        Other.    Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on our liquidation, dissolution or winding up. All outstanding shares are, and all shares of Class A common stock issuable upon conversion of any securities will be, when sold, validly issued, fully paid and nonassessable. We may not subdivide or combine shares of common stock without at the same time proportionally subdividing or combining shares of the other classes. We may redeem shares of any class of stock other than the Class B common stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from a governmental agency that is conditioned on some or all of the holders of our stock possessing certain qualifications. The redemption price would be the average trading price of the stock during the 45 days prior to such redemption, or the fair market value of the stock as determined by our board of directors, and may be paid in cash or certain securities, as determined by our board.

Preferred Stock

        Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the Class A common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Corporate Opportunities

        Our restated certificate of incorporation provides that the Class B stockholders are not restricted from engaging directly or indirectly in the same or similar business activities or lines of business as us. In the event that any of the Class B stockholders acquires knowledge of a potential transaction or matter that may be a corporate opportunity for such Class B stockholder and us, such corporate opportunity shall be allocated to the Class B stockholder if offered to any person who is an officer, employee or director of the Class B stockholder and/or us, unless such opportunity is expressly offered to such person primarily in his or her capacity as an officer, employee or director of us. Other than under these circumstances, the Class B stockholders shall have no duty to communicate or present such corporate opportunity to us.

Section 203 of the Delaware General Corporation Law

        Our restated certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a "business combination," as defined in that section, with an "interested stockholder," as defined in that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.

Limitations on Liability and Indemnification of Officers and Directors

        Our restated certificate of incorporation limits the liability of directors to us or our stockholders for breaches of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law, and also provides that no amendment of the indemnification provision in our certificate of incorporation will affect the liability of a director for acts or omissions occurring prior to such amendment. In addition, our restated by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. We have entered into separate indemnification agreements with our current directors and executive officers that have the effect of providing such persons indemnification protection in the event our restated by-laws are subsequently amended.

Nasdaq Trading

        Our Class A common stock is listed on the Nasdaq National Market under the symbol "TWTC."

Transfer Agent and Registrar

        The transfer agent and registrar for the Class A common stock is Wells Fargo Bank, Minnesota N.A.

DESCRIPTION OF SECURITIES WARRANTS

        This section describes the general terms and provisions of the securities warrants. The prospectus supplement will describe the specific terms of the securities warrants offered through that prospectus supplement and any general terms outlined in this section that will not apply to those securities warrants.

        We may issue warrants for the purchase of debt securities, preferred stock or Class A common stock, which we will collectively refer to as the "securities warrants." Securities warrants may be issued alone or together with debt securities, preferred stock or Class A common stock offered by any prospectus supplement and may be attached to or separate from those securities. Each series of securities warrants will be issued under a separate warrant agreement between us and a bank or trust company, as warrant agent, which will be described in the applicable prospectus supplement. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not act as an agent or trustee for any holders of securities warrants.

        We have summarized the material terms and provisions of the securities warrant agreements and securities warrants in this section. You should read the applicable forms of securities warrant agreement and securities warrant certificate for additional information before you buy any securities warrants.

General

        If we offer securities warrants, the applicable prospectus supplement will describe their terms. If securities warrants for the purchase of debt securities are offered, the applicable prospectus supplement will describe the terms of those securities warrants, including the following if applicable:

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  the offering price;

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  the currencies in which the securities warrants are being offered;

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  the designation, aggregate principal amount, currencies, denominations and terms of the series of the debt securities that can be purchased if a holder exercises the securities warrants;

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  the designation and terms of any series of debt securities or preferred stock with which the securities warrants are being offered and the number of securities warrants offered with each debt security, share of preferred stock or share of Class A common stock;

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  the date on and after which the holder of the securities warrants can transfer them separately from the related Class A common stock or series of debt securities or preferred stock;

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  the principal amount of the series of debt securities that can be purchased if a holder exercises the securities warrant and the price at which and currencies in which such principal amount may be purchased upon exercise;

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  the date on which the right to exercise the securities warrants begins and the date on which the right expires;

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  United States federal income tax consequences; and

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  any other terms of the securities warrants.

        Unless we state otherwise in the applicable prospectus supplement, the securities warrants for the purchase of debt securities will be in registered form only.

        If securities warrants for the purchase of preferred stock or Class A common stock are offered, the applicable prospectus supplement will describe the terms of those securities warrants, including the following where applicable:

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  the offering price;

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  the total number of shares that can be purchased if a holder of the securities warrants exercises them and, in the case of securities warrants for preferred stock, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise;

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  the designation and terms of the series of debt securities or preferred stock with which the securities warrants are being offered and the number of securities warrants being offered with each debt security, share of preferred stock or share of Class A common stock;

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  the date on and after which the holder of the securities warrants can transfer them separately from the related Class A common stock or series of debt securities or preferred stock;

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  the number of shares of preferred stock or shares of Class A common stock that can be purchased if a holder exercises the securities warrants and the price at which the preferred stock or Class A common stock may be purchased upon each exercise;

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  the date on which the right to exercise the securities warrants begins and the date on which the right expires;

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  United States federal income tax consequences; and

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  any other terms of the securities warrants.

        Securities warrants for the purchase of preferred stock or Class A common stock will be in registered form only.

        A holder of securities warrant certificates may:

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  exchange them for new certificates of different denominations;

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  present them for registration of transfer; and

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  exercise them at the corporate trust office of the securities warrant agent or any other office indicated in the applicable prospectus supplement, if and to the extent that they are exercisable.

        Until any securities warrants to purchase debt securities are exercised, the holder of these securities warrants will not have any of the rights of holders of the debt securities that can be purchased upon exercise, including any right to receive payments of principal, premium or interest on the underlying debt securities or to enforce covenants in the indenture. Until any securities warrants to purchase preferred stock or Class A common stock are exercised, holders of these securities warrants will not have any rights of holders of the underlying preferred stock or Class A common stock, including any right to receive dividends or to exercise any voting rights.

Exercise of Securities Warrants

        Each holder of a securities warrant is entitled to purchase the principal amount of debt securities or number of shares of preferred stock or shares of Class A common stock, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised securities warrants will become void.

        If the securities warrants are exercisable, a holder of securities warrants may exercise them by following the general procedure outlined below:

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  delivering to the securities warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

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  properly completing and signing the reverse side of the securities warrant certificate representing the securities warrants; and

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  delivering the securities warrant certificate representing the securities warrants to the securities warrant agent within five business days of the securities warrant agent receiving payment of the exercise price.

        If you comply with the procedures described above, your securities warrants will be considered to have been exercised when the securities warrant agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you the debt securities, preferred stock or Class A common stock that you purchased upon exercise. If you exercise fewer than all of the securities warrants represented by a securities warrant certificate, the securities warrant agent will issue to you a new securities warrant certificate for the unexercised amount of securities warrants. Holders of securities warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the securities warrants.

Amendments and Supplements to Securities Warrant Agreements

        We may amend or supplement a securities warrant agreement without the consent of the holders of the applicable securities warrants if the changes are not inconsistent with the provisions of the securities warrants and do not materially adversely affect the interests of the holders of the securities warrants. We, along with the securities warrant agent, may also modify or amend a securities warrant agreement and the terms of the securities warrants if holders of a majority of the then-outstanding unexercised securities warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the securities warrants may be made without the consent of each holder affected by the modification or amendment.

Common Stock Warrant Adjustments

        Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of shares of Class A common stock covered by, a common stock warrant will be adjusted in the manner set forth in the applicable prospectus supplement if certain events occur, including:

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  if we issue capital stock as a dividend or distribution on the Class A common stock;

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  if we subdivide, reclassify or combine the Class A common stock;

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  if we issue rights or warrants to all holders of Class A common stock entitling them to purchase Class A common stock at less than the current market price; or

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  if we distribute to all holders of Class A common stock evidences of our indebtedness or our assets, excluding certain cash dividends and distributions described below, or if we distribute to all holders of Class A common stock rights or warrants, excluding those referred to in the bullet point above.

        Except as stated above, the exercise price and number of shares of Class A common stock covered by a common stock warrant will not be adjusted if we issue Class A common stock or any securities convertible into or exchangeable for Class A common stock, or securities carrying the right to purchase Class A common stock or securities convertible into or exchangeable for Class A common stock.

        Holders of Class A common stock warrants may have additional rights under the following circumstances:

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  a reclassification or change of the Class A common stock;

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  a consolidation or merger involving our company; or

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  a sale or conveyance to a third party of all or substantially all of our property and assets.

        If one of the above transactions occurs and holders of our Class A common stock are entitled to receive stock, securities, other property or assets, including cash, with respect to or in exchange for Class A common stock, the holders of the common stock warrants then outstanding will be entitled to receive upon exercise of their common stock warrants the kind and amount of shares of stock and other securities or property that they would have received upon the reclassification, change, consolidation, merger, sale or conveyance if they had exercised their common stock warrants immediately before the transaction.

LEGAL MATTERS

        Faegre & Benson LLP, Denver, Colorado, will issue an opinion about the legality of the securities offered under this prospectus. Any underwriters will be represented by their own legal counsel.

EXPERTS

        The consolidated financial statements of Time Warner Telecom Inc. appearing in its Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedules appearing therein), and Time Warner Telecom Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management's assessment are, and audited financial statements and Time Warner Telecom Inc. management's assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management's assessments (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.